UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 18-K/A
______________________

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 9 TO
ANNUAL REPORT
of
PROVINCE OF ONTARIO
(Canada)
(Name of Registrant)

Date of end of last fiscal year:  March 31, 2013

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Sean Sunderland
Counsellor (Intergovernmental Affairs)
and
Deputy Head of Section
Canadian Embassy
501 Pennsylvania Avenue N.W.
Washington, D.C. 20001

Copies to:
Jason R. Lehner
Shearman & Sterling LLP
Commerce Court West, 199 Bay Street
Suite 4405, P.O. Box 247
Toronto, Ontario, Canada  M5L 1E8

* The Registrant is filing this annual report on a voluntary basis.

PROVINCE OF ONTARIO

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2013 (the “Annual Report”) as follows:

The following additional exhibit is added to the Annual Report:

Exhibit (n)	2014 Ontario Economic Outlook and Fiscal Review

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

PROVINCE OF ONTARIO
(Name of registrant)

November 18, 2014	By: /s/ Opallycia A. Kandelas
Name:  Opallycia A. Kandelas
Title:    Director, Capital Markets Operations
 Capital Markets Division
 Ontario Financing Authority

EXHIBIT INDEX

Exhibit (n):	2014 Ontario Economic Outlook and Fiscal Review

EXHIBIT (n)

2014 Ontario Economic Outlook and Fiscal Review

For general inquiries regarding the 2014 Ontario Economic Outlook and Fiscal Review,
Background Papers, please call:

Toll-free English & French inquiries: 1-800-337-7222
Teletypewriter (TTY):                      1-800-263-7776

For electronic copies of this document, visit our website at
www.fin.gov.on.ca

© Queen’s Printer for Ontario, 2014
ISSN 1483-5967 (Print)
ISSN 1496-2829 (PDF/HTML)

Ce document est disponible en français sous le titre :
Perspectives économiques et revue financière de l’Ontario de 2014,
Documents d’information

Contents

Foreword

Introduction xiii
Economic Outlook Improving xiii
Meeting Fiscal Targets xiv
A Balanced Path to a Balanced Budget xv
Pursuing Program Review, Renewal and Transformation xvi
Managing Compensation Costs xvii
Ensuring Everyone Pays their Fair Share of Taxes xvii
Unlocking the Value of Provincial Assets xviii
Our Plan for Building Ontario Up xix
    Investing in People’s Talents and Skills xix
    Building Modern Infrastructure and Transportation xx
    A Dynamic and Supportive Business Environment xxi
    Building a Secure Retirement xxii
A Strong Ontario within a Strong Canada xxiii
A Fair Society xxiii
Conclusion xxiv

Chapter I: Building Opportunity, Securing Our Future

Section A: Making Every Dollar Count

A Balanced Path to a Balanced Budget 3
    Ontario’s Plan to Eliminate the Deficit 4
Progress on Actions to Eliminate the Deficit 7
    Pursuing Program Review, Renewal and Transformation 7
    Managing Compensation Costs 9
    Ensuring Everyone Pays their Fair Share of Taxes 11
    Unlocking the Value of Provincial Assets 15

Section B: Investing in People’s Talents and Skills

Ontario’s Skilled Workforce Is a Key Competitive Advantage 21
Building on Previous Achievements 22
Investing in Early Career Experience 22
    Ontario’s Specialist High Skills Majors Program 23
    Experience Ontario 23
Advancing Postsecondary Education 23
Supporting Partnerships, Creating Jobs 25
    Ontario Youth Jobs Strategy 25
Improving Skills Training 27
    Ontario’s Integrated Employment and Training System 27
    Canada–Ontario Job Grant 28
Promoting the Skilled Trades 29

Section C: Building Modern Infrastructure and Transportation Networks

Continuing to Move Ontario Forward 32
    Dedicated Funding for Priority Projects in the GTHA 32
    Dedicated Funding for Priority Projects Outside the GTHA 33
Improving Public Transit 34
Investing in Provincial Highways 36
Building Better Places to Learn 37
Increasing Access to Postsecondary Institutions 37
Investing in Modern Health Infrastructure 38
Innovative Approaches to Infrastructure Investment 38

Section D: Creating a Supportive and Dynamic Business Climate

Maintaining a Competitive Tax Environment 42
Building Strategic Partnerships 44
Reducing Regulation for Business 47
Growing Small Businesses in Ontario 47
Helping Businesses Manage Electricity Costs 48
Modernizing and Strengthening Financial Services 49
    Strengthening Ontario’s Financial Services Sector 50
    Modernizing Ontario’s Financial Services Sector 51
Going Global 53
    Growing Ontario Exports 53
    Strengthening Partnerships with Provinces and Territories 54
    Attracting Foreign Direct Investment 55
    Supporting a Vibrant Tourism and Culture Sector 55

Section E: Strengthening Retirement Security

A Leader in Retirement Income Security 57
    Introduction 57
    The Ontario Retirement Pension Plan 57
    Pooled Registered Pension Plans 60
    Target Benefit Pension Plans 60
Ongoing Retirement Income Security Reforms 61
    A Strong Pension Regulator 61
    Pension Reforms Underway 62
Sustainable and Cost-Effective Public-Sector Defined Benefit Plans 64
    Pooled Asset Management 64
    Framework for Conversion to Jointly Sponsored Pension Plans 64

Section F: A Fair Society

Building Opportunity for All Ontarians 65
Moving Forward on the Poverty Reduction Strategy 65
    Breaking the Cycle of Poverty for Children and Youth 66
    Moving towards Greater Employment and Income Security 67
    Investing in Affordable Housing and Ending Chronic Homelessness 68
    Using Evidence to Develop Policy and Measure Success 69
Supporting Ontarians with Developmental Disabilities 69
Increased Legal Aid Eligibility 70
Protecting Ontario Consumers 71
    Taking Steps to Keep Auto Insurance Affordable 71
    Transparency and Accountability 72
Electricity Rate Mitigation for Low-Income Ontarians 73

Chapter II: Economic Outlook

Overview 77
Economic Expansion Continues 79
Ontario’s Economy Continues to Create Jobs 80
Global Economic Developments and Outlook 82
    U.S. Economy 83
    Oil Prices 85
    Financial Markets 86
    Canadian Dollar 88
Outlook for Ontario Economic Growth 91
Details of the Ontario Economic Outlook 99
    Private-Sector Forecasts 100
    Change in the Economic Outlook 101
    Comparison to the 2014 Budget 102

Chapter III: Fiscal Outlook

Section A: Overview 105

Section B: 2014–15 Fiscal Performance

2014–15 Revenue Changes since the 2014 Budget 108
    Details of 2014–15 In-Year Revenue Changes 109
2014–15 Expense Changes since the 2014 Budget 110
    Details of 2014–15 In-Year Expense Changes 110

Section C: Medium-Term Fiscal Outlook

Ontario’s Recovery Plan 113
Medium-Term Revenue Outlook 114
    Medium-Term Revenue Outlook Has Declined since the 2010 Budget 116
Medium-Term Expense Outlook 117
Fiscal Prudence 117

Section D: Details of Ontario’s Finances

Fiscal Tables and Charts 119

Chapter IV: National Leadership — Strong Ontario, Strong Canada

Overview: Time for Federal–Provincial Partnership 131
Need for Responsible Federal Actions 132
    Addressing Fiscal Imbalance in the Federation 132
    Modernizing the Fiscal Arrangements 134
Investing to Improve the Lives of Ontarians 137
    Infrastructure Investment 137
    Ring of Fire 138
    Support for the Automotive Sector 138
    Support for Labour Market Development 139
    Attracting Skilled Immigrants 140
    Partnership on Poverty Reduction 140
    Ensuring Old Age Security 141
    Ensuring Everyone Pays their Fair Share of Taxes 142

Chapter V: A Fair and Efficient Tax System

Income Tax Changes for People 145
    Personal Income Tax Rates 145
    Dividend Tax Credits 145
Tax Changes for Business 146
    Review of the Ontario Interactive Digital Media Tax Credit 146
    Tax on Aviation Fuel — Relief for Vulnerable Communities 147
    Registration Requirements for Certain Road-Building Machines 147
    Small Business Deduction 148
Other Measures 148
    Enhanced Administration of the Estate Administration Tax 148
    Tax Credit for Farmers Who Donate to Community Food Programs 148
    Provincial Land Tax 148
    Power Dam Special Payment 149
    Implementation of the Special Purpose Business Property Assessment Review Recommendations 149

Chapter VI: Borrowing and Debt Management

Long-Term Public Borrowing and Green Bonds 153
Debt and Net Debt-to-GDP 157
Residual Stranded Debt Update 158
Total Debt Composition 160
Cost of Debt 161
Risk Exposure 162

Chapter VII: Pre-Budget Consultations

How to Participate in the 2015 Pre-Budget Consultations 165
    Online Submissions 165
    Written Submissions 166

Tables

Chapter II:    Economic Outlook

Table 2.1      Ontario Economic Outlook 77
Table 2.2                     Outlook for External Factors 89
Table 2.3                     Impacts of Sustained Changes in Key External Factors on Ontario’s Real GDP Growth 90
Table 2.4                     The Ontario Economy, 2012 to 2017 99
Table 2.5      Private-Sector Forecasts for Ontario Real GDP Growth 100
Table 2.6      Changes in Ministry of Finance Key Economic Forecast Assumptions: 2014 Budget Compared to 2014 Fall Economic Statement 102

Chapter III:    Fiscal Outlook

Table 3.1       2014–15 In-Year Fiscal Performance 108
Table 3.2                      Summary of Revenue Changes since the 2014 Budget 109
Table 3.3       Summary of Expense Changes since the 2014 Budget 110
Table 3.4       Ontario’s Recovery Plan 113
Table 3.5       Summary of Medium-Term Revenue Outlook 115
Table 3.6       Ontario’s Recovery Plan 119
Table 3.7       Revenue 120
Table 3.8       Total Expense 121
Table 3.9       Details of Other Expense 122
Table 3.10              2014–15 Infrastructure Expenditures123
Table 3.11              Ten-Year Review of Selected Financial and Economic Statistics 124

Chapter VI:    Borrowing and Debt Management

Table 6.1       2014–15 Borrowing Plan 155
Table 6.2       Medium-Term Borrowing Outlook 156

Charts

Chapter I:    Building Opportunity, Securing Our Future

Chart 1.1                   Ontario’s Plan to Eliminate the Deficit 4
Chart 1.2                   Ontario’s Record against Deficit Targets 5
Chart 1.3                   Ontario’s Internationally Competitive CIT Rate 42

Chapter II:    Economic Outlook

Chart 2.1                    Ontario’s Economic Expansion 79
Chart 2.2                    Employment Gains Concentrated in Full-Time, Private-Sector, Above-Average Wage Jobs 80
Chart 2.3                    Ontario Job Recovery Ahead of U.S. and OECD Average 81
Chart 2.4                    Global Economic Growth to Improve 83
Chart 2.5                    Strengthening U.S. Recovery 84
Chart 2.6                    Oil Prices to Remain High 85
Chart 2.7                    Interest Rates to Rise Gradually 87
Chart 2.8                    Canadian Dollar to Remain Below Parity 88
Chart 2.9                    Ontario’s Growth Outlook Led by Exports and Investment 91
Chart 2.10            Employment Expected to Rise over the Medium Term 92
Chart 2.11            Housing in Ontario to Remain Affordable 94
Chart 2.12            Although Elevated, Canadian Household Debt Remains Affordable 95
Chart 2.13            Ontario Business Machinery and Equipment Investment Expected to Rise in Line with Profits 96
Chart 2.14            Exports Expected to Increase 98
Chart 2.15            Private-Sector Outlook for Growth Down Slightly 101

Chapter III:    Fiscal Outlook

Chart 3.1      Medium-Term Revenue Outlook Has Declined since the 2010 Budget 116
Chart 3.2      Composition of Revenue, 2014–15 126
Chart 3.3      Composition of Total Expense, 2014–15 127
Chart 3.4      Composition of Program Expense, 2014–15 128

Chapter IV:    National Leadership — Strong Ontario, Strong Canada

Chart 4.1       Fiscal Disparity in the Federation — Projected Budget Balances across Orders of Government 132
Chart 4.2      Ontario’s Net Contribution to the Federation in 2009–10 134
Chart 4.3      Net Contribution to Equalization (2014–15) 135
Chart 4.4      Declining Federal Housing Investment in Ontario 141

Chapter VI:    Borrowing and Debt Management

Chart 6.1      2014–15 Borrowing 154
Chart 6.2      Net Debt-to-GDP 157
Chart 6.3                     Residual Stranded Debt since April 1, 1999 158
Chart 6.4                     Total Debt Composition as at September 30, 2014 160
Chart 6.5                     Effective Interest Rate (Weighted Average) on Total Debt 161
Chart 6.6      Net Interest Rate Resetting and Foreign Exchange Exposure 162

Foreword

Introduction

The purpose of this Ontario Economic Outlook and Fiscal Review is to update the people of Ontario on the progress their government has made on their behalf since the passage of the 2014 Budget. Normally this is intended to be a mid-year assessment, coming about six months after the budget. But with intervening events, most notably the spring election, our budget only passed on July 24, less than four months ago.

With a strong and clear mandate from the people and spurred on by a sense of urgency created by the compressed time frame, the government has since been moving ahead with speed, determination and diligence.

Our purpose is clear: to create opportunity and security for people, and to build Ontario up, while eliminating the deficit in a responsible and balanced way. Our commitment to balancing the budget by 2017–18 will ensure that, over the long term, we can provide the programs and services that Ontarians expect and rely on.

Economic Outlook Improving

The global economic environment remains challenging and contributed to relatively weak growth for Ontario through 2013. However, there are positive signs that Ontario’s economic expansion is gaining momentum this year, supported by a resurgent U.S. economy. Major economic indicators, including real gross domestic product (GDP), exports and household consumption, have posted solid gains since the beginning of 2014. Ontario’s unemployment rate has declined to 6.5 per cent in October, down from 7.5 per cent at the beginning of the year and the lowest rate of unemployment since 2008.

Meeting Fiscal Targets

The Ontario government is working to meet its fiscal targets, despite the challenges of the relatively modest pace of economic growth. Lower economic growth means less-than-expected revenue.

The Province’s total revenue projection for 2014–15 of $118.4 billion is $509 million lower than the 2014 Budget forecast. This largely reflects weak 2013 economic growth and lower-than-expected tax revenues in 2013–14 that carry forward over the medium term.

Yet the government has overachieved on its fiscal targets in spite of a decline in the revenue outlook since the 2010 Budget and is continuing to move forward towards balance. This is happening thanks to sound management of government expenses.

From 2010–11 through to 2013–14, growth in program spending was held to an average of 1.2 per cent per year. This growth rate resulted from disciplined action to find efficiencies in the delivery of public services while still making critical investments in the programs and services that people depend on, such as health care and education.

As a result of responsible management, program spending was 16.6 per cent of Ontario’s GDP in 2013–14. In contrast, program spending was 17.9 per cent of Ontario’s GDP in 2009–10. From 2013–14 through to balance in 2017–18, program spending is projected to grow at an average annual rate of 0.8 per cent.

The government supported the economy during the recession and is now taking a responsible and balanced approach to eliminating the deficit. Indeed, Ontario consistently has the lowest per capita program spending among all Canadian provinces.

A Balanced Path to a Balanced Budget

The foundation of a strong economy is a balanced budget. The government is committed to achieving a balanced budget by 2017–18. Balancing the budget is a sign of prudent management that is consistent with this government’s core values.

Simply put, we want to make sure that every dollar counts. Good management of the government’s finances allows us to enact the progressive agenda for action that Ontarians have given us a strong mandate to implement.

Balancing the budget by 2017–18 is a challenge, but we are meeting that challenge by taking a deliberate and thoughtful approach to the tough choices we face.

The key elements of our plan to achieve a balanced budget are:
†	Pursuing program review, renewal and transformation;
†	Managing compensation costs;
†	Ensuring everyone pays their fair share of taxes; and
†	Unlocking the value of provincial assets.

Through these actions, the government is making sure that each and every dollar goes further to achieve value for taxpayers’ hard-earned money. However, should economic conditions persist that result in the Province’s revenue outlook falling further below the 2014 Budget projection, the government will consider other tools, as necessary, to balance the budget by 2017–18. This would be done while continuing to make critical investments in the programs and services that people depend on, such as health care and education.

Pursuing Program Review, Renewal and Transformation

The government is committed to transforming and modernizing public services by finding new and smarter ways to deliver the best value for every dollar spent.

The Honourable Deb Matthews, President of the Treasury Board, is leading a careful review of every government program. Government programs will be reviewed through four lenses for relevance, effectiveness, efficiency and sustainability.

A focus on evidence and measurable results is a critical element of the review. The objective is to ensure that sustained funding goes to initiatives that work. Opportunities will be identified to transform and modernize public services so that every dollar goes further to achieve value for taxpayers’ hard-earned money.

In addition to better outcomes, the government is committed to meeting its annual program review savings target of $250 million for 2014–15 and $500 million for each of the next two years, as announced in the 2014 Budget.

Managing Compensation Costs

The government is continuing to take action to control compensation costs. The government introduced Bill 8, the Public Sector and MPP Accountability and Transparency Act, 2014, which, if passed, would authorize it to directly control compensation of senior executives in the broader public sector. The legislation would authorize the government to obtain all compensation-related information and set compensation frameworks — including hard caps.

In August, the government reached a four-year collective agreement with the Association of Management, Administrative and Professional Crown Employees of Ontario (AMAPCEO). The agreement includes a wage freeze in the first two years and a 1.4 per cent wage increase in each of the third and fourth years. The agreement is consistent with the fiscal plan outlined in the 2014 Budget, which includes no new funding for compensation increases. The cost of wage increases in 2016 and 2017 is being offset over the four-year term through changes to benefits and entitlements, making it a net zero agreement. This new agreement follows a two-year deal that included no wage increases in either 2012 or 2013 — totalling four consecutive years without an increase.

Ensuring Everyone Pays their Fair Share of Taxes

Over the past several years, our government has cut many taxes for business to encourage business growth and investment. As a result, Ontario has a lower combined federal–provincial general corporate income tax rate than the combined federal–state tax rate in any of the U.S. states.

An effective tax administration system also requires businesses to pay their fair share of taxes. When businesses do not pay their fair share, provincial revenues are compromised. This has a direct impact on the programs and services Ontarians expect and rely on. Further, when businesses do not pay their fair share of taxes, they disadvantage other businesses that do follow the rules. Often, businesses that do not pay taxes also ignore the rules that protect employees and ensure that products and services are reliable and safe. This activity fosters an underground economy.

The government is taking action against the underground economy by:
†	Launching pilot initiatives to better coordinate and strengthen compliance activities in high-risk sectors;
†	Expanding tax verification for procurements in the broader public sector, Crown corporations, and financial assistance provided to businesses; and
†	Examining additional measures that would enable better information sharing across government ministries, agencies and jurisdictions.

In addition, we are taking further measures to address the supply of contraband tobacco.

Unlocking the Value of Provincial Assets

Unlocking the value of provincial assets is a way to help our economy grow while creating jobs and sustaining government services. It is also a way to create new revenue that can be put towards improving public infrastructure, including transit.

Maintaining provincial ownership of many of these assets remains a priority to deliver key services to the public, while holding on to other assets, such as the Liquor Control Board of Ontario (LCBO) head office lands, may no longer serve a public policy purpose.

The Premier’s Advisory Council on Government Assets has been asked to find ways to increase efficiencies and unlock the full value of Hydro One Inc., Ontario Power Generation and the LCBO, including other aspects of Ontario’s beverage alcohol retail system.

The Council’s findings include opportunities to provide consumers with improved access, enhanced customer service at the LCBO, as well as negotiating with suppliers to achieve higher returns for Ontarians. The Council says Hydro One should retain its core transmission business. Also, the fragmented system of about 70 local electricity distributors should be encouraged to consolidate and bring in private capital to improve the efficiency of the electricity distribution sector.

The government is supportive of the Council’s initial findings and has tasked it to build on its work by entering into a second phase. In this next phase, the Council will broaden its commitment to a collaborative and transparent process and deepen the relationships it has established with all parties, bringing the Council closer to its goal of reaching agreements with the appropriate parties. The Council’s final recommendations will help inform the 2015 Budget.

Our Plan for Building Ontario Up

The government’s agenda for progressive action is supported by our plan:
†	Investing in people’s talents and skills;
†	Building modern infrastructure and transportation networks;
†	Creating a dynamic and supportive environment that allows business to thrive; and
†	Ensuring a strong retirement income system so everyone can afford to retire.

The evidence shows that our plan is working. Ontario’s unemployment rate has declined from a recessionary high of 9.4 per cent in June 2009 to 6.5 per cent in October 2014. Since the recessionary low in June 2009, Ontario has added 551,300 jobs, erasing the 265,800 job loss during the recession. The majority of the jobs added are full time and in the private sector. Employment is now 4.3 per cent or 285,500 above the pre-recession peak.

Investing in People’s Talents and Skills

While Ontario’s economy continues to create jobs, more remains to be done. We will take steps to ensure that Ontarians, particularly young Ontarians, have the skills and training they need for high-paying, rewarding jobs.

To that end, the government is launching new initiatives and enhancing established programs so that high school students reach their full potential. For example, in 2015, the government will launch Experience Ontario, which will allow all high school graduates to gain valuable work experience before they choose their career path.

Our actions continue beyond high school. The Province continues to strengthen postsecondary education through initiatives such as online learning tools that give students the flexibility to control how, when and where they learn.

The government also launched a $295 million Ontario Youth Jobs Strategy in September 2013. A key element of that strategy, the Ontario Youth Employment Fund, has already helped more than 23,000 young people gain work experience and find jobs.

Ontario’s skilled trades are fundamental to ensuring continued economic growth across the province. We are continuing to strengthen the skills training system and have appointed a reviewer for the College of Trades.

Building Modern Infrastructure and Transportation

The Province’s plan for the economy is founded on world-class infrastructure that will enhance the quality of life for Ontarians, support economic growth, increase productivity and meet future demographic needs.

Ontario is planning to invest more than $130 billion in public infrastructure over the next 10 years, including $12.8 billion in 2014–15.

In July, we introduced legislation that, if passed, would require current and future governments to regularly prepare long-term infrastructure plans and further improve the way the Province prioritizes infrastructure needs.

In the 2014 Budget, the government provided details of the Moving Ontario Forward plan to make nearly $29 billion in dedicated funding available over the next 10 years for public transit, highways and other priority infrastructure projects across the province. Moving Ontario Forward is investing $15 billion in transit projects in the Greater Toronto and Hamilton Area and nearly $14 billion in critical infrastructure projects elsewhere in Ontario in a fair, accountable and transparent manner.

It is an ambitious plan that looks beyond the four-year election cycle that can cause government vision to be shortsighted. This government is taking a long-term view. By investing in infrastructure today, we are helping create jobs and grow our economy so we can meet the infrastructure needs of tomorrow.

A Dynamic and Supportive Business Environment

Key initiatives under our plan include:
†	Maintaining a competitive tax environment that encourages business to invest and grow;
†	Building strategic partnerships with business, including investments through the $2.5 billion Jobs and Prosperity Fund;
†	Reducing regulation for business;
†	Growing small businesses in Ontario;
†	Helping business manage electricity costs;
†	Modernizing financial services; and
†	Moving forward with the government’s Going Global Trade Strategy, to encourage Ontario business to expand their exports internationally.

Through these initiatives, the Province will encourage productivity-enhancing investments by business, improve Ontario’s capital markets, and support growth in key sectors, such as advanced manufacturing.

The government is fostering economic growth in all parts of the province. We have created regional economic development funds like RED — the Rural Economic Development Program. Recently, RED provided support to the Hensall District Co-operative, which processes and markets high-value field crops for over 2,000 farmers. This support created and maintained 14 local jobs and leveraged $4.3 million in private investment.

Premier Kathleen Wynne recently led a trade mission to China that attracted almost $1 billion in new investments by Chinese companies, which will create more than 1,800 jobs across Ontario.

The government is also modernizing and strengthening Ontario’s financial services sector. We are working with other jurisdictions, domestic and global, on new initiatives such as a trading hub in the Chinese currency in Canada, collaborating with the Chinese, federal and British Columbia governments.

We are working, in collaboration with other provinces and territories and the federal government, to establish a Cooperative Capital Markets Regulatory System to help make securities markets safer. We are reviewing the mandates of the Financial Services Commission of Ontario and the Deposit Insurance Corporation of Ontario to ensure there continues to be strong oversight in this sector.

We have already begun a review of the legislative framework for credit unions and caisses populaires led by Laura Albanese, MPP, Parliamentary Assistant to the Minister of Finance.

The government is also undertaking a review of the regulation of financial planning. An expert committee will be appointed to look at more tailored regulation of financial advisers and financial planners.

Ontario’s tourism and culture industries not only create jobs and economic growth, they enhance Ontarians’ quality of life. A key upcoming event in the tourism and culture sector is the commemoration of the 400th anniversary of the Francophone presence in Ontario, scheduled to take place from June to October 2015. On September 25, 2014, the government announced funding of $5.9 million for a wide range of commemorative events for the anniversary. Specific tourism, cultural, educational and legacy projects will be announced in the coming weeks and months.

Building a Secure Retirement

The Province is committed to a strong and secure retirement income system to help ensure that Ontarians are better able to enjoy their retirement years. As a result, the 2014 Budget announced the government’s new mandatory provincial pension plan — the Ontario Retirement Pension Plan (ORPP). The government intends to implement the ORPP in 2017, coinciding with expected reductions in Employment Insurance premiums.

The ORPP is an integral part of the government’s plan to invest in people and help working Ontarians build a more secure retirement future. The ORPP is being designed to target those most at risk of undersaving, particularly middle-income earners without workplace pension coverage, and will need to effectively balance retirement income security with impact on business.

The Honourable Mitzie Hunter, Associate Minister of Finance responsible for the ORPP, has begun work towards the pension plan’s launch in 2017.

A Strong Ontario within a Strong Canada

When the global economic recession struck in 2009, the federal and Ontario governments worked in concert to ease the worst effects of the downturn. Collaboration is still needed to secure long-term productivity and prosperity and build a strong Ontario within a strong Canada.

Ontario is taking important steps to deliver on its plan and build a strong and sustainable fiscal foundation. It is critical that the federal government avoid further unilateral actions that would negatively impact the people of Ontario, and avoid actions that put the Province’s fiscal plan at risk. The federal government needs to treat Ontario fairly, and support economic growth in the province.

As the federal government is expected to be in a position to realize significant and growing surpluses beginning in 2015–16, it will have an opportunity to invest in partnerships with the Ontario government in a way that will support job creation and economic growth.

Ontario calls on the federal government to reform the transfer payment system to treat Ontarians fairly. In addition, given the fundamental role infrastructure plays in Canada’s economic growth, the Province is calling on the federal government to match Ontario’s investments in the Ring of Fire region, and significantly increase its investments in public infrastructure.

A Fair Society

The government is determined to build a fairer and healthier Ontario. To that end, it has launched a reinvigorated Poverty Reduction Strategy that aims to end chronic homelessness, as well as support and encourage people to find meaningful employment at a fair wage. Allowing people to realize their full potential reduces poverty and makes good economic sense.

The government is taking action to help low-wage workers who struggle to make ends meet, including by raising the minimum wage to $11 per hour, the highest of any province.

Many Ontarians need to own and drive a car to and from work. That is why government reforms are aimed at fighting insurance fraud and abuse in order to make auto insurance more affordable for Ontarians.

As a result of the government’s Auto Insurance Cost and Rate Reduction Strategy, rates declined by more than six per cent on average from August 2013 to August 2014.

Conclusion

Looking forward from now until our next budget in 2015, this government will continue to pursue its mandate for action.

We will continue to invest in people’s skills and talents, build modern infrastructure and transportation networks, create a supportive and dynamic business climate, and strengthen retirement income security for all Ontarians.

These government priorities and our determined efforts to make every dollar count will help support eliminating the deficit by 2017–18.

We will continue to create opportunity and security for people, to build Ontario up, while at the same time eliminating the deficit in a responsible and balanced way.

Chapter I

Building Opportrunity,
Securing Our Future

Section A:  Making Every Dollar Count

A Balanced Path to a Balanced Budget

The government is committed to balancing the budget by 2017–18, and will do so in a way that is both fiscally responsible and fair.

The Province will continue to invest in people’s skills and talents; build modern infrastructure and transportation networks; create a supportive and dynamic business climate; and strengthen retirement income security for all Ontarians. This will help grow the economy, protect revenue and create jobs. The government will also continue to responsibly manage spending. From 2013–14 through to balance in 2017–18, program spending is projected to grow at an average annual rate of 0.8 per cent.

Together, these government priorities and actions to make every dollar count will help support eliminating the deficit and improve the Province’s fiscal sustainability.

Although the global economic environment remains challenging, there are signs that Ontario’s economic expansion is gaining momentum in 2014, following weak growth in 2013. However, should economic conditions persist that result in the Province’s revenue outlook falling further below the 2014 Budget projection, the government will consider other tools, as necessary, to balance the budget by 2017–18. This would be done while continuing to make critical investments in the programs and services that people depend on, such as health and education.

Ontario’s Plan to Eliminate the Deficit

Ontario’s plan to eliminate the deficit builds on its past success. For five years in a row, the government has beaten the deficit targets it established after the 2008–09 global recession. Ontario is one of the only governments in Canada to have achieved this level of success. By beating its fiscal targets, the Province’s accumulated deficit is $25 billion lower than it otherwise would have been.

The Province has overachieved on its fiscal targets in spite of a decline in the revenue outlook since the 2010 Budget. This overachievement reflects government actions to manage growth in program spending. In fact, Ontario consistently has the lowest per capita program spending among all Canadian provinces.

Ontario has been able to achieve this record against its deficit targets despite a vertical fiscal imbalance between provinces and the federal government. Both the federal Parliamentary Budget Officer and the Conference Board of Canada confirm that while the federal government is expected to be in a position to realize significant and growing surpluses in the future, the provinces and territories as a whole will face increasing challenges to achieve fiscal balance while providing essential programs and services to Canadians. Notwithstanding recent unilateral federal actions that have negatively impacted Ontarians, Ontario is taking important steps forward to deliver on its plan and build a strong and sustainable fiscal foundation.

Between 2010–11 and 2013–14, growth in Ontario’s program spending was held to an average of 1.2 per cent per year. Responsibly managing spending resulted in program spending being 16.6 per cent of gross domestic product (GDP) in 2013–14, lower than the 17.9 per cent reached in 2009–10. This has been the result of disciplined action to find efficiencies in the delivery of public services while still making critical investments in the programs and services that people depend on, such as health and education. In fact, projected program expense in 2014–15 is essentially unchanged from the 2014 Budget.

Balancing the budget by 2017–18 requires a thoughtful approach to making tough choices. Steps towards delivering on the government’s plan to balance are centred on:
†	Program Review, Renewal and Transformation;
†	Managing compensation costs;
†	Ensuring everyone pays their fair share of taxes; and
†	Unlocking the value of provincial assets.

Progress on Actions to Eliminate the Deficit

Pursuing Program Review, Renewal and Transformation

Achieving budget balance and improving outcomes for Ontarians will require changes in how government works. One of the ways the Province is bringing about change is through Program Review, Renewal and Transformation — a fundamentally new approach to multi-year planning and budgeting.

The Program Review, Renewal and Transformation planning process is designed around key principles, including looking at how every dollar across government is spent; using evidence to inform better choices and improve outcomes; working across government to best deliver services around the client; and taking a multi-year approach to identifying program transformation opportunities and achieving savings.

There will be a careful review of every government program through four lenses:
†	The relevance of the program in realizing government priorities;
†	The program’s effectiveness in achieving desired outcomes;
†	The efficiency in converting resources into results; and
†	The sustainability of the program over the long term.

Program Review, Renewal and Transformation opportunities will be identified to improve services and outcomes based on measurable results, to ensure that sustained funding goes to initiatives that work. At the same time, the government will also have to make tough choices about services that are not performing, do not link to government priorities, or no longer serve a clear public interest.

In addition to improving outcomes for Ontarians, the government will meet its annual program review savings target of $250 million for 2014–15 and $500 million for each of the next two years, as announced in the 2014 Budget.

The President of the Treasury Board has convened a Program Review, Renewal and Transformation Sub-Committee of Treasury Board to ensure all of the government is working together towards the same objective.

A group of experts will be brought together to provide advice to the President of the Treasury Board as the government moves forward with the Program Review, Renewal and Transformation process. The group will be composed of experts from government, business, the broader public sector and other sectors with experience in leading organization change initiatives. The President of the Treasury Board will also provide an opportunity for Ontario government staff and the public to share their transformation and savings ideas.

Program Review, Renewal and Transformation will build on actions already underway to transform and modernize government programs and services, such as:
†	Acting on the recommendations of the Commission on the Reform of Ontario’s Public Services;
†	Implementing the Action Plan for Health Care; and
†	Providing targeted electricity rate mitigation.

Acting on the Recommendations of the Commission on the Reform of Ontario’s Public Services

The government is continuing to move ahead with the Commission’s recommendations — over 80 per cent are being acted on. In addition, the Province has been able to hold annual average growth in program spending to 1.2 per cent over the past three fiscal years — much lower than the 3.5 per cent growth that the Commission projected would occur if the government took no action, and in line with the recommended growth rate of around one per cent.

As part of Program Review, Renewal and Transformation, the government will continue to look at the Commission’s recommendations that present opportunities for service improvement and savings, and will report back on progress.

Implementing the Action Plan for Health Care

Since announcing the Action Plan for Health Care in 2012, the government has made fundamental improvements to the delivery of health care services while managing down the rate of growth in health spending from an average annual rate of about six per cent since 2003–04. Implementing the Action Plan’s transformational initiatives helped slow the rate of growth in health care spending to about 2.5 per cent on average over the last two years. Through targeted investments and further implementation of the Action Plan, the government is improving access to high-quality care and creating a more sustainable health care system.

Providing Targeted Electricity Rate Mitigation

The Ontario Clean Energy Benefit (OCEB) will end on December 31, 2015. To help low-income Ontarians with electricity costs, the Minister of Energy has asked the Ontario Energy Board to develop options for an Ontario Electricity Support Program (OESP), which will start on January 1, 2016. Ending the OCEB will save the government approximately $1 billion annually compared to the current level of spending on the program. The government is also moving forward with removing the Debt Retirement Charge (DRC) cost from residential users’ electricity bills after December 31, 2015, saving a typical residential ratepayer about $70 per year. As well, the government is expanding the Industrial Conservation Initiative and introduced a new stream of the Industrial Electricity Incentive program to help large businesses with their electricity costs.

Managing Compensation Costs

The government is taking a consistent, fair and principle-based approach to manage compensation costs in the Ontario Public Service (OPS) and across the broader public sector, while ensuring that service levels meet public needs.

The 2013 Budget stated that “all public-sector partners will need to continue to work together to effectively manage compensation costs within Ontario’s existing fiscal framework, which includes no funding for incremental compensation increases for new collective agreements.”

The 2014 Budget confirmed that “any modest wage increases that are negotiated must be absorbed by employers within available funding and within Ontario’s existing fiscal plan through efficiency and productivity gains or other tradeoffs so that service levels continue to meet public needs.”

Over half of the government’s program spending is on salaries and benefits.

Broader public-sector partners need to come together to manage compensation costs and control spending while protecting public services that Ontarians rely on and working towards balancing Ontario’s budget.

Labour Agreements in the Ontario Public Service

A collective agreement was reached with the Association of Management, Administrative and Professional Crown Employees of Ontario (AMAPCEO), which was ratified by both parties on August 28, 2014.

The AMAPCEO agreement includes a wage freeze in the first two years and a 1.4 per cent wage increase in each of the third and fourth years. This new agreement follows a two-year deal that included no wage increases in either 2012 or 2013 — totalling four consecutive years without an increase.

The agreement is consistent with the fiscal plan outlined by the government, which includes no new funding for compensation increases. The cost of wage increases in 2016 and 2017 is being offset over the four-year term through changes to benefits and entitlements, making it a net zero agreement. One of these changes is the elimination of exit pay, which will reduce future costs and save taxpayers approximately $55 million this year.

The government respects the collective bargaining process and values the work of Ontario Public Service employees. The government looks forward to continuing to work with its bargaining agent partners to reach agreements that are fair and equitable to employees and to the people of Ontario in the current fiscal and economic climate.

Changes to Benefit Entitlements

As part of the 2013–14 expenditure review, the government introduced changes to bring post-retirement benefit entitlements in the public service in line with practices in the private sector and other jurisdictions, which will save the government over $1.4 billion by 2017–18.

Reforming Executive Compensation in the Broader Public Sector

The government is continuing to take action to control executive compensation costs in the broader public sector and building on the work that has already been done to manage executive compensation.

In 2014, Ontario introduced Bill 8, the Public Sector and MPP Accountability and Transparency Act, 2014, which included the Broader Public Sector Executive Compensation Act, 2014, as Schedule 1.

If passed, the legislation would allow the government to take a principle-based, long-term approach to reform executive compensation. It would apply to designated executives at hospitals, community care access corporations, school boards, colleges, universities, and the hydro entities.

The proposed legislation would authorize the government to issue a directive to collect compensation information such as salaries and salary ranges, pay at risk, and benefits. It would also authorize the implementation of compensation frameworks that could set limits on all elements of compensation — including hard caps.

The legislation would permit the audit of relevant records at a designated employer, and could require the employer to repay any amount paid to a designated executive in excess of the applicable compensation framework.

Further, on October 29, 2014, the President of the Treasury Board announced that the government plans to bring forward amendments to the proposed legislation that would further enhance the government’s authority over executive compensation by extending it to an additional 64 broader public-sector organizations.

Ensuring Everyone Pays their Fair Share of Taxes

Ontario has created a competitive and fair tax system that supports the funding of critical public services for Ontarians. When some businesses do not pay their fair share of taxes, it compromises the viability of legitimate businesses and puts them at a competitive disadvantage. Businesses that do not pay their fair share of taxes often ignore other rules, such as protecting employees and ensuring that products and services are reliable and safe. That is why it is important for Ontario to ensure a level playing field for businesses and require all taxpayers to play by the rules.

The government has taken concrete steps to address those situations where a deliberate effort is made to avoid or evade paying a fair share of taxes. Based on recommendations from the Commission on the Reform of Ontario’s Public Services, in 2013–14 Ontario’s efforts to enhance the integrity of the tax system generated over $380 million in additional revenue. Recent examples include:

†
Enhanced compliance activities (e.g., auditing) to address the underground economy and corporate tax avoidance in Ontario through a multi-year agreement with the Canada Revenue Agency. Over the four-year agreement, approximately $700 million in additional tax revenue is expected to be generated.

†
Launching a Tender Contract Tax Compliance initiative to ensure businesses engaged in procurement activity with the government of Ontario demonstrate they have complied with their tax obligations before being awarded government contracts.

†	Enhancing enforcement measures under the Tobacco Tax Act, including increased fines and impounding vehicles for those who break the law.

Building on this progress, Ontario is committed to moving forward with new measures to ensure an effective tax administration system that addresses the underground economy, corporate tax avoidance and contraband tobacco.

Underground Economy

In a tax context, the underground economy is the deliberate under-reporting or not reporting of income to avoid paying taxes required by law. It is an issue for governments around the world, and Ontario is no exception. It results in significant loss of revenues to government and compromises the viability of legitimate businesses by creating an unlevel playing field.

Ontario is committed to addressing this challenge and is proceeding with a number of concrete measures, including:

†
Launching pilot initiatives to better coordinate and strengthen compliance activities in high-risk sectors. The focus will be on strengthening consumer protection, enhancing worker safety and curtailing tax loss.

†
Building on its Tender Contract Tax Compliance initiative launched in February 2014, the government will develop a plan to expand tax verification to financial assistance provided by government, and procurements in the broader public sector and Crown corporations.

†	Examining new methods of information-sharing across government ministries, agencies and jurisdictions to strengthen its ability to detect and mitigate the underground economy.

The Parliamentary Assistant to the Minister of Finance, Laura Albanese, will monitor and report on the government’s progress on these initiatives.

Ontario also needs a strong federal partner in combating pervasive and technologically sophisticated tax evasion. The government has requested for several years that the federal government release a national strategy and action plan to address the underground economy. A clear national strategy and action plan are imperative to ensuring that effective compliance efforts are effectively coordinated with provinces.

Corporate Tax Avoidance

Ontario, in conjunction with the Government of Canada, has taken substantive action to better address corporate tax avoidance.

Most recently, the Taxation Act, 2007, was amended to enhance oversight of aggressive tax avoidance transactions. The resulting new disclosure rules are similar to those put in place by the federal government and Quebec, and position Ontario to more effectively address egregious tax practices.

Ontario is committed to adopting best practices to ensure companies pay their fair share of tax and do not employ elaborate tax planning schemes that undermine the intent of the Province’s tax laws. Accordingly, the government is monitoring the Organisation for Economic Co-operation and Development’s (OECD) project on base erosion and profit shifting.

Ontario will continue to work with the federal government to identify and adopt new measures to curtail aggressive corporate tax avoidance.

Contraband Tobacco

The low price of contraband tobacco undermines the integrity of the Tobacco Tax Act and the Smoke-Free Ontario Strategy. The government is committed to addressing this challenge and will proceed with several important initiatives to do so.

It intends to establish oversight of raw leaf tobacco in the province effective January 1, 2015. To that end, a draft regulation was posted on Ontario’s regulatory registry from September 2, 2014, to October 31, 2014, to solicit feedback and suggestions. This feedback will be taken into account as the government finalizes the regulation.

This critical initiative will help to effectively impede the flow of raw leaf tobacco to contraband tobacco product manufacturers and address some of the concerns raised by law enforcement agencies.

First Nation Partnership

Ontario respects the ceremonial value and economic development importance of tobacco to First Nation communities. The government recognizes this as it works to build a strong, sustainable partnership with First Nation communities.

In this regard, two pilot projects with the Chippewas of the Thames First Nation and the Mohawk Council of Akwesasne continue to advance, with the goal of reaching agreements on community-based tobacco regulation on-reserve and revenue-sharing.

Ontario will also launch a formal review of the First Nation Cigarette Allocation System in early 2015. As part of this review, the government will appoint a facilitator who will work with First Nation communities and other stakeholders across the province, such as industry and public health experts. It will listen to stakeholder perspectives, identify issues with the current system, and make recommendations for improving and modernizing the allocation system.

Unlocking the Value of Provincial Assets

The government is continuing to pursue opportunities to unlock economic value from its assets, including shares in General Motors; an extensive real estate portfolio that includes the Liquor Control Board of Ontario (LCBO) head office lands, Ontario Power Generation’s (OPG) head office building and Seaton and Lakeview lands; and assets under review by the Premier’s Advisory Council on Government Assets — LCBO, OPG and Hydro One.

Net revenue gains from sales of qualifying assets will help build a new generation of public infrastructure to improve the Province’s long-term competitiveness and the well-being of all Ontarians.

Premier’s Advisory Council on Government Assets

In April 2014, the government appointed the Premier’s Advisory Council on Government Assets to provide balanced and transparent recommendations as it takes action to maximize the value of key provincial assets; generate a better return; and invest in the new transit and transportation infrastructure to help expand the economy, boost productivity, improve competitiveness and create jobs for Ontarians.

“We asked the council to find ways to improve customer service, increase efficiencies and unlock the full value of Hydro One, Ontario Power Generation (OPG) and the Liquor Control Board of Ontario (LCBO), which includes other aspects of Ontario's alcohol retail landscape. These assets are important to the people of Ontario. They help fund core services such as health care and education, and must continue to do so for decades to come.”

Premier Kathleen Wynne, October 17, 2014.

The Council’s work has been guided by three key principles:
†	The public interest remains paramount and protected;
†	Decisions align with maximizing value to Ontarians; and
†	The decision process remains transparent, professional and independently validated.

In an October 17th speech, the Council’s Chair, Ed Clark, laid out the Council’s initial findings on ways to maximize the value of these Government Business Enterprises (GBEs) to the Province. The Council provided its initial report earlier in November. The Council agreed with the government’s overall strategy to consider divesting non-core assets if it was in the public interest to do so. Reducing ownership would provide the government with funds to further invest in infrastructure that could deliver high societal and economic returns to the province without adding to Ontario’s overall debt or increasing the deficit.

With respect to OPG, Hydro One and the LCBO, the Council was of the view that the government should retain ownership of these core strategic GBEs. At the same time, the Council found that these companies could significantly improve their performance and that the Province could dilute its interest in some non-core assets where government ownership is not critical. Doing so would bring greater returns to Ontarians and ensure the long-term sustainability of the assets, allowing Ontario to grow faster, create jobs and increase productivity.

Beverage Alcohol: The Council examined the three quasi-monopolies that dominate Ontario’s liquor distribution system: the LCBO, the privately owned Beer Store and off-site Winery Retail Stores.

It found the LCBO does not sufficiently use its buying power to lower costs and recommended gradually introducing a new pricing strategy to achieve higher negotiated margins that benefit Ontarians through higher dividends to the Province. The Council also recommended that the LCBO enhance the customer experience through a focus on new store formats and creating an online marketplace to make a broader selection of products available to retail consumers.

The Council found that Ontarians and brewers benefit from the Beer Store’s low-cost quasi-monopoly but that Ontarians deserve a fair share of the profits generated by the beer producers. It also recommended that changes be made to provide greater transparency and to ensure that all producers, including craft breweries, be treated equitably at the Beer Store. In addition, the Council was of the view that the sale of 12-packs of beer should be extended to LCBO stores.

The off-site Winery Retail Stores are a smaller quasi-monopoly owned by six producers, and the stores are grandfathered under international trade agreements. The Council proposed engaging the owners to achieve a fairer tax system so that, again, Ontarians get a fair share of the profits realized from this quasi-monopoly as well as finding ways to allow domestic producers to have outlets, or access to new private outlets consistent with international trade agreements.

OPG: Ontario Power Generation has two distinct businesses: a complex nuclear business and a more stable hydro/thermal business. The Council recommended that OPG focus on ensuring that the Darlington nuclear refurbishment project be delivered safely, on budget and on schedule. The Council found that OPG should consider, in future, creating an internal structure as if they were two separate entities focused on very different businesses — one nuclear, the other, non-nuclear. The Council also suggested that the government consider strengthening project management experience on OPG’s board to help support the Darlington refurbishment.

Hydro One: Hydro One’s transmission and distribution services are important to the province’s electricity system. The Council found that Hydro One should pursue operational efficiencies and retain the transmission business as a core asset, but separate the electricity distribution business currently integrated in Hydro One Networks. The Council also recommended bringing in private-sector capital to facilitate consolidation of local distribution companies and have the Province dilute its interest in the distribution business in Hydro One Networks and Hydro One Brampton.

“The Province should take action now to act as a catalyst and achieve savings over the longer-term. Two entities that are key to unlocking this jam are Hydro One Brampton and the distribution business in Hydro One Networks. We would propose using them both to spur industry consolidation. Not force consolidation. Consolidation will facilitate efficiencies, reducing costs which will reduce electricity rates from what they would have been. It will also improve adaptability of the system and create companies which can grow and create jobs.”

Ed Clark, October 17, 2014.

The Council’s initial findings also indicate areas for improvement in relation to total compensation practices at these GBEs. Sustainable arrangements are in the best interest of all, as indicated by the Council. The Council has stated it believes that it is very important to have the right process, to talk through and understand possible solutions.

The government agrees with the Council’s initial findings, and is asking the Council to move to the second phase of its review, during which it will broaden its commitment to a collaborative and transparent process and deepen the relationships it has established with all parties. This will bring the Council closer to its goal of reaching agreement with the appropriate parties.

The Ministry of Finance and the LCBO will work with the Council to develop a system of negotiated mark-ups that would replace the LCBO’s current fixed mark-up structure and would obtain further value from its suppliers on behalf of Ontarians. These parties will also work to develop additional store formats that deliver an enhanced customer experience.

The Council will represent the interests of the Crown in discussions with the Beer Store and its owner-brewers to determine how additional value might be obtained on behalf of Ontarians while protecting the consumer interest. The Council will also explore how additional growth and retail opportunities for craft brewers could be created.

Similarly, the Council will represent the interests of the Crown in discussions with the wine industry and owners of off-site Winery Retail Stores to determine how additional value might be obtained from the stores on behalf of Ontarians and how additional growth as well as retail opportunities for other small wineries could be created.

The Council will be guided in its work by advice from government and other external experts. In particular, the Council will seek to ensure the social responsibility mandate that accompanies the sale of beverage alcohol is upheld. As well, the Council will work with the Ministry of Finance and the Ministry of Economic Development, Employment and Infrastructure to ensure that all recommendations respect Ontario’s obligations and requirements under various trade agreements and trade laws.

In this second phase, the Council will be working on developing an implementation plan for Hydro One’s distribution businesses, which also includes Hydro One Brampton.

The Council will also look at options such as:
†	Considering sales, mergers or amalgamations that allow the Province to dilute or reduce its interest in Hydro One Brampton and the distribution business currently in Hydro One Networks;
†	Bringing in private capital to help spur consolidation to build economies of scale; and
†	Facilitating efficiencies with local distribution companies that benefit ratepayers while also allowing the Province to extract financial value from its assets.

With respect to separating the core transmission business from the distribution segment currently contained in Hydro One Networks, an implementation plan would include addressing the potential transition implications and costs of separating the distribution and transmission businesses, with the goal of extracting financial value of Hydro One’s distribution assets and maintaining the value of Hydro One’s transmission assets to the Province.

The Council will also work in a constructive manner with its partners across these three GBEs to ensure that agreements and employment terms are sustainable, fair to all parties and incorporate the recommendations provided in previous reports.

The Council will work with the Ministries of Finance and Energy as well as other affected ministries to keep the government apprised of its progress. Its activities and recommendations will inform the Province’s 2015 Budget process.

Optimizing the Value of the Province’s Real Estate Portfolio

The government has now moved forward with the process to sell the LCBO’s head office lands by releasing a Request for Proposals (RFP) on September 4, 2014, and expects the transaction to close in 2015. This sale will ensure that Ontarians get greater value out of this public asset.

The government is also performing due diligence and exploring opportunities for moving forward with the sale of the OPG head office. Other real estate assets continue to be revitalized, including the former Lakeview generating station property in southeastern Mississauga and the Seaton Lands in Pickering.

Net revenue gains from the divestiture of qualifying assets will allow the Province to fund the Trillium Trust to invest in infrastructure, including roads, bridges and transit. These would help expand the economy, improve competitiveness and productivity, and create jobs for Ontarians.

Section B:  Investing in People’s Talents and Skills

Ontario’s Skilled Workforce Is a Key Competitive Advantage

One of Ontario’s greatest strengths is its people’s talents and skills. By investing in them today, the Province continues to enhance its ability to meet the demands of the evolving economy and nurture its highly skilled and adaptive workforce. Investing in skills will help foster a dynamic economy, stimulate innovation and increase prosperity for all Ontarians.

The Province is focusing on its greatest asset by strengthening its world-class education system through Achieving Excellence, a new vision that will take public education in Ontario to the next level. The government is also partnering with stakeholders to create innovative programs that support Ontario’s families and youth; building on its solid employment and skills training network to maximize labour market participation; and investing in the retention and recruitment of skilled professionals who provide care for some of society’s most vulnerable.

Some of Ontario’s recent initiatives have included:

†	Completing the rollout of full-day kindergarten and investing in child care modernization so that every child has the best start in life;

†	Providing the 30% Off Ontario Tuition grant, which helped over 230,000 students start college or university last year;

†
Extending the Ontario Youth Jobs Strategy, giving more young people the chance to gain a foothold in the job market. This strategy is on track to create 30,000 job opportunities, including more than 23,000 placements to date under the Youth Employment Fund;

†
Signing Strategic Mandate Agreements with all 45 publicly assisted universities and colleges, which will help guide future growth by encouraging more focus on unique strengths, while avoiding or limiting expansion in academic areas where programs already exist to meet demand; and

†
Investing $150 million over three years in technology and learning tools such as digital tablets, software and professional development for teachers to further advance Ontario’s high-performing education system.

Building on Previous Achievements

The 2014 test scores from the Education Quality and Accountability Office (EQAO) provide evidence that Ontario students continue making progress. On average, 72 per cent of all Grade 3 and 6 students are meeting or exceeding provincial literacy and numeracy standards — an increase of one percentage point compared to 2012–13 levels and 18 percentage points compared to 2002–03. The government is continuing to strengthen students’ math skills by:

†	Investing $4 million to support workshops for teachers and principals as well as Additional Qualification courses to provide new learning supports in mathematics for educators;

†	Supporting Homework Help, a live, interactive online math resource, which provides free, real-time math tutoring to students in Grades 7 to 10 in all English-language school boards;

†	In French-language school boards across the province, providing, through SOS DEVOIRS, one-on-one student support and interactive online resources in math as well as in a variety of other subjects; and

†
Awarding more than 2,200 Parents Reaching Out (PRO) Grants during the 2014–15 school year to help school councils identify local barriers to parent engagement and find solutions to get more parents involved in their children’s education at home and school, particularly in math.

Investing in Early Career Experience

The government is helping high school students reach their full potential by making it easier for them to find their career passion and develop the skills they need for jobs in the 21st century. Compared to a decade ago, 75 per cent of high school students are now graduating in four years, up from 56 per cent, and 83 per cent of students now graduate in five years, an increase of 15 percentage points. Investing in these graduates’ early career experience helps them achieve excellence, a key goal of Ontario’s renewed vision for education.

Ontario’s Specialist High Skills Majors Program

The Province is enhancing its Specialist High Skills Majors program to help more high school students find their career passion and obtain the skills and knowledge they need for the global economy. This innovative program allows students to choose a specific sector, such as health care or aerospace, and develop essential knowledge and skills to better prepare them for life after high school. As of the fall of 2014, more than 44,000 students will be enrolled in 1,685 programs, an increase of 2,000 students and 125 programs compared to the 2013–14 school year.

Experience Ontario

Through partnerships with communities and private-sector businesses, the government will also be launching Experience Ontario, a nine-month paid community work and service program that allows high school graduates to gain valuable work experience before they enrol in postsecondary education or choose their career path. In 2015, the first rollout of Experience Ontario will offer students new opportunities for experiential learning. Led by the Ministry of Training, Colleges and Universities, it will also support participants with better and more accessible information on career options and training pathways as they go on to apprenticeship, paid employment or postsecondary education.

Advancing Postsecondary Education

Ontario has increased funding to postsecondary education by 83 per cent over the past 10 years and has made postsecondary education more accessible by providing more than $1 billion in grants and loans to students, including the 30% Off Ontario Tuition grant. These investments have helped Ontario maintain a higher share of adults (aged 25–64) with completed postsecondary education than any country in the Organisation for Economic Co-operation and Development (OECD). In 2013, 66 per cent of adults had a postsecondary credential, up from 56 per cent in 2002, positioning Ontario to meet or exceed its target of a 70 per cent attainment rate by 2020.

To increase the value Ontarians receive from the significant investment they make in colleges and universities, the government will work with postsecondary education partners to find ways to more meaningfully link public funds to specific outcomes.

Key Postsecondary Education Achievements
• Compared to 2002–03, there are over 170,000 more full-time students eligible for funding at Ontario colleges and universities, an increase of 43 per cent.
      • Sixty-six per cent of adults (aged 25–64) had a postsecondary credential in 2013, up from 56 per cent in 2002 and a higher share than in any country in the OECD.
      • In 2013–14, over 230,000 undergraduate students received the 30% Off Ontario Tuition grant, with most students who receive it paying less in net tuition than a decade ago.

The Province continues to strengthen Ontario’s postsecondary education through a number of initiatives that will help transform the postsecondary system. Most recently, the government and all 45 universities and colleges signed Strategic Mandate Agreements that will help these institutions build on their unique strengths, avoid unnecessary duplication and guide future growth.

In January 2014, the government also committed $42 million over three years to establish Ontario Online, a Centre of Excellence for online learning that will give students access to flexible courses and greater control over how, when and where they learn. This innovative initiative will offer high-quality online courses that are recognized for credit across many of Ontario’s colleges and universities. To date, over 100 online courses have been developed, with more to follow in the coming year. The next step is to launch a web portal that creates one-window access to online university and college courses across the province, with course offerings starting in the fall of 2015.

Supporting Partnerships, Creating Jobs

The government is committed to working with its community partners and private-sector businesses to create new opportunities for Ontario’s youth. The Province is also partnering with colleges and universities to create innovative programs that would help students find jobs and young entrepreneurs gain business skills, mentorship opportunities and work experience to start and grow a business.

Ontario Youth Jobs Strategy

Ontario has made significant progress on the implementation of the $295 million Ontario Youth Jobs Strategy announced in the 2013 Budget.

A key element of the strategy, the Ontario Youth Employment Fund, has already helped more than 23,000 young people gain work experience and find jobs since its launch in September 2013. Together with the Youth Entrepreneurship Fund, Youth Innovation Fund and Youth Skills Connections Fund, the strategy is on track to create 30,000 mentorship and job opportunities for today’s youth.

On-Campus Entrepreneurship Activities and Campus-Linked Accelerators

As part of the Ontario Youth Jobs Strategy, the government is partnering with colleges and universities to foster student entrepreneurship and help young people develop the skills they need to launch rewarding careers. The Province is providing $5 million over two years to the On-Campus Entrepreneurship Activities (OCEA) program and $20 million over two years to the Campus-Linked Accelerators (CLA) program to help students develop entrepreneurial skills and transfer academic expertise and knowledge to the marketplace. Today, almost all postsecondary institutions across Ontario have on-campus entrepreneurship programs. These platforms help connect Ontario’s young entrepreneurs with the tools, experience and business supports they need to develop skills and take their business ideas to the next level.

Examples of On-Campus Entrepreneurship Activities (OCEA) and Campus-Linked Accelerators (CLA) at work:

• The University of Toronto is establishing a central Office of Entrepreneurship to strengthen on-campus entrepreneurship activities and further build ties with the regional innovation ecosystem. It plans to expand its entrepreneurship programs to accommodate increased demand for on-campus accelerators.

• The University of Windsor’s EPICentre will support job creation and economic development opportunities by encouraging on-campus entrepreneurship and innovation, with strong ties to entrepreneurial mentors.

• Seneca College is launching the Health Entrepreneurship and Lifestyle Innovation Xchange (HELIX). A youth entrepreneurship initiative, HELIX is an opportunity for students and community youth to develop entrepreneurial skills.

• Conestoga College’s Entrepreneurship@Conestoga helps students explore entrepreneurship as a career option and develop their entrepreneurial skills. The Advanced Manufacturing Technology (AMT) Catalyst will support entrepreneurs in advanced manufacturing and related trades.

Magnet

The Province is helping university and college students find good jobs by investing almost $1.2 million to expand Magnet, an innovative career-networking platform that helps match employers with qualified students and graduates. The government has already helped expand Magnet to 18 colleges and universities across the province.

Founded in partnership with Ryerson University’s Digital Media Zone and the Ontario Chamber of Commerce, this leading-edge technology fills a need by helping people find work, gathering labour market information, and linking opportunities for small and medium-sized businesses. To date, more than 25,000 job seekers have created profiles through Magnet, generating over 40,000 invitations for job seekers and employers to connect.

Improving Skills Training

Ontario’s Integrated Employment and Training System

Ontario invests over $1 billion annually in employment, training and labour market programs and services through Employment Ontario, which serves more than one million Ontarians.

To make it easier for Ontarians to access these services, the Province is continuing to move forward with government-wide modernization and integration of employment and training programs with Employment Ontario. This will better support Ontario’s most vulnerable, including those receiving social assistance, people with disabilities, long-term unemployed individuals, Aboriginal peoples, new Canadians and at-risk youth.

To ensure success, the Province will improve the coordination and integration of its employment and training system by:

†
Developing a comprehensive Labour Market Information Strategy to improve access to high-quality labour market information. This will make it easier for job seekers, students and their families to make informed decisions about their education, training and careers;

†
Piloting Local Employment Planning Councils, the next generation of local boards, to promote place-based approaches to support the workforce and generate and analyze local labour market information. These councils will connect employers, different levels of government, service providers, trainers and other local partners;

†	Launching employer-driven skills training pilot programs and testing different ways of partnering with employers to address gaps in skills training;

†	Putting in place a common assessment framework to make sure individuals in search of training or employment get the supports they need to access the right services; and

†	Establishing a new Ontario Centre for Workforce Innovation that will drive innovation and evidence-based service delivery across the province.

Canada–Ontario Job Grant

In March 2014, the Province signed the Canada–Ontario Job Fund Agreement (COJFA) with the federal government. This agreement provides a key source of funding for initiatives like the Canada–Ontario Job Grant to encourage more employers to train employees. As of September 26, 2014, the Province began accepting employer applications for the Canada–Ontario Job Grant, which will help meet the needs of businesses of all sizes, industries and regions.

This program provides up to $15,000 per person for training costs, such as tuition and training materials, including up to $10,000 in government contributions. Although the new agreement is a good step towards supporting those who are attached to the workforce, there is a critical need for funding to support skills development for the most vulnerable. The federal government has not come far enough to address this critical need. Any funding gap potentially creates pressures and could direct funding away from support for vulnerable workers in Ontario.

      Canada–Ontario Job Grant-Funded Skills Training Pilots
      As part of the Canada–Ontario Job Grant program, the Province introduced two new employer-driven skills training pilots. These pilots will test different ways of working with employers to provide short-term, flexible training. They include the:
• Customized Training pilot, which will provide support for firm-specific training solutions; and
      • UpSkill pilot, which will support essential and technical skills training tailored to specific sectors and targeted for potentially vulnerable workers in low- and medium-skilled occupations.

Promoting the Skilled Trades

Ontario’s well-qualified skilled trades are fundamental to ensuring continued growth in key sectors. That is why the Province created the Ontario College of Trades, which protects the public by regulating and promoting the skilled trades.

To support the success of the College, Ontario appointed former Secretary of Cabinet and Head of the Ontario Public Service, Tony Dean, to review key areas of Ontario’s skilled trades system that fall within the mandate of the Ontario College of Trades.

Mr. Dean will review issues related to the scopes of practice — or type of work performed in a trade — as well as the trade classification review process, which determines whether certification to practise a trade should be compulsory or voluntary. The trade classification review process will be paused during Mr. Dean's work. The College will continue to fulfil its mandate while this work is underway.

Mr. Dean will consult with stakeholders and receive support from the Ministry of Training, Colleges and Universities and the College of Trades, but will function independently of both. The appointment began in October 2014 and will continue for one calendar year. Mr. Dean will then deliver his report to the College of Trades and the ministry. The College will have the opportunity to review his findings and implement key recommendations.

Section C:  Building Modern Infrastructure and Transportation Networks

The Province’s plan for the economy is founded on world-class infrastructure that will enhance the quality of life for Ontarians, support economic growth, increase productivity and meet future demographic needs.

Ontario is planning to invest more than $130 billion in public infrastructure over the next 10 years, including $12.8 billion in 2014–15. These investments will focus on transportation, health care and education, and are expected to support over 110,000 jobs on average each year.

This commitment builds on nearly $100 billion in infrastructure investments by the Province since 2003, which have helped make Ontario safer, more competitive and more productive.

The Case for Investing in Public Infrastructure Is Strong

Experts agree that to remain economically strong and competitive, governments must invest in maintaining, renewing and developing infrastructure. Experts also agree that public infrastructure provides a good return on investment. For example:

• The International Monetary Fund’s (IMF) October 2014 World Economic Outlook report shows that productive and efficient infrastructure investment can provide a much-needed boost to productivity and output.1
      • In June 2014, former Bank of Canada governor David Dodge stated that with low interest rates, now is the right time for governments and the private sector to invest in infrastructure.2
      • An April 2013 report by the Conference Board of Canada found that each dollar invested in public infrastructure in Ontario raises gross domestic product by $1.14 in the near term.3

1 International Monetary Fund, “World Economic Outlook: Legacies, Clouds, Uncertainties,” (October 2014).
2 David Dodge, Richard Dion and John Weekes, “Bennett Jones Spring 2014 Economic Outlook,” (June 2014).
3 Pedro Antunes and Jacqueline Palladini, “The Economic Impact of Ontario’s Infrastructure Investment Program,” Conference Board of Canada, (April 2013).

Ontario remains committed to long-term infrastructure planning to make investments that benefit Ontarians and the economy. That is why, on July 7, 2014, the Province introduced Bill 6, the proposed Infrastructure for Jobs and Prosperity Act, 2014. The proposed legislation would require current and future governments to regularly prepare long-term infrastructure plans and further improve the way the Province prioritizes infrastructure needs.

Continuing to Move Ontario Forward

In the 2014 Budget, the Province provided details of the Moving Ontario Forward plan to make nearly $29 billion in dedicated funding available over the next 10 years for public transit, highways and other priority infrastructure projects across the province. This is part of Ontario’s plan to invest over $130 billion in infrastructure over the next 10 years.

Moving Ontario Forward will invest $15 billion in transit projects in the Greater Toronto and Hamilton Area (GTHA) and nearly $14 billion in critical infrastructure projects elsewhere in Ontario in a fair, accountable and transparent manner.

Dedicated Funding for Priority Projects in the GTHA

The dedicated funding for the GTHA will be invested in public transit priorities that address congestion and improve mobility throughout the region.

A key priority for the Province is transforming the GO Transit network to a Regional Express Rail (RER) service. Regional Express Rail will give residents significant new travel choices along the GO corridors, including electrified service running at up to 15-minute frequencies. The Ministry of Transportation and Metrolinx are working closely together to develop and implement a plan to realize the RER vision over the next 10 years.

In addition to RER, dedicated funding will be used to build priority rapid transit projects connecting to GO Transit and other transit systems across the GTHA. These projects will largely be drawn from the Next Wave of projects in The Big Move, Metrolinx’s Regional Transportation Plan.

The Province is working with Metrolinx to undertake rigorous business-case analysis to inform how best to prioritize these projects in the GTHA. This will ensure that decisions are based on the best evidence available.

Dedicated Funding for Priority Projects Outside the GTHA

Outside the GTHA, the dedicated funding will be used to support priority infrastructure projects. The Province will work with Ontario regions and communities to identify projects that enhance economic growth and address critical infrastructure needs through an evidence-based process.

Modernizing Infrastructure in Communities across Ontario

As a key early step in implementing Moving Ontario Forward, the Province announced its continuing support for strong communities with the launch of the new permanent Ontario Community Infrastructure Fund on August 18, 2014.

The fund will provide $100 million per year for investments in roads, bridges and other critical infrastructure projects in small, rural and northern communities. This includes $50 million per year in application-based funding and another $50 million per year in stable, predictable formula-based funding.

The fund’s design was informed by consultations with more than 500 municipal delegates in the summer of 2013.

The Province also launched an intake process to identify priority infrastructure projects for the federal government’s Small Communities Fund. Through this fund, Ontario and the federal government will each provide $272 million to support community projects in municipalities with populations of less than 100,000. The Small Communities Fund is part of the federal government’s 10-year New Building Canada Fund.

Funding decisions are expected to be made early in 2015.

Other priority projects outside the GTHA could include local and regional transit; roads, bridges and other critical infrastructure; funding for bus and rail infrastructure delivered by the Ontario Northland Transportation Commission; strategic highway improvements; infrastructure development in the Ring of Fire; and other projects to be identified through the Building Canada Plan negotiations with the federal government.

The Ring of Fire

The Province’s Ring of Fire area, located about 540 kilometres northeast of Thunder Bay, is rich with chromite, nickel, gold and other deposits. This region has the potential to create business and growth opportunities for mining and supporting industries in northern
Ontario.

Ontario is playing a leadership role in the development of the Ring of Fire, committing up to $1 billion for strategic transportation infrastructure development in the region.

In addition, given the fundamental role infrastructure plays in Canada’s economic growth, the Province is calling on the federal government to match Ontario’s investments in the Ring of Fire region, and significantly increase its investments in public infrastructure.

See Chapter IV: National Leadership: Strong Ontario, Strong Canada for more details.

Improving Public Transit

The Moving Ontario Forward initiative builds on the significant investments that the Province is already making in public transit to support economic growth and improve the quality of life for people across the province.

Ontarians are already beginning to see the results of these significant investments. For example:

†	GO Transit now has 250,000 boardings — 197,000 on the train system and 53,000 on the bus system — on a typical weekday, and recently added the 500th bus to its fleet.

†
Construction has begun on the Waterloo Rapid Transit project. This 36-kilometre corridor will link Kitchener, Waterloo and Cambridge, and connect commuters to GO Train service between the Region of Waterloo and the Greater Toronto Area (GTA).

†
New accessible Toronto Transit Commission (TTC) streetcars are rolling into service in Toronto. By 2019, over 200 new streetcars will be brought in to replace the TTC’s current fleet, making them the first new generation of streetcars in Toronto in 30 years. PRESTO fare card readers will also be installed on the new streetcars starting this fall, with PRESTO operating on all streetcar lines once the new fleet is in full service. This will allow commuters to travel seamlessly and more conveniently on the TTC and across the GTHA.

†	The TTC opened a second subway platform at Union Station in August, helping to reduce overcrowding and improve passenger circulation.

In addition, progress continues on the first wave of projects in Metrolinx’s Regional Transportation Plan, the Big Move. Recent examples include the following:

†
In Markham, a new segment of bus rapid transit (rapidway) opened in August, extending Viva rapid transit service along Highway 7 from Highway 404 to South Town Centre Boulevard. With the opening of this segment, approximately 18 per cent of the vivaNext bus rapid transit project is in service.

†
The first Union Pearson Express trains have arrived in Toronto and are undergoing testing and commissioning. The Union Pearson Express remains on track to begin service in the spring of 2015, in time to serve as a critical transportation link for the Pan/Parapan American Games.

†	Construction of the tunnels for the Eglinton Crosstown Light Rail Transit (LRT) continues to progress. As of October 30, 2014, tunnelling of about 3.4 kilometres was completed.

Expanding GO Transit

Ontario recently took a key step towards doubling train service between Kitchener and Toronto in 2016 by finalizing the purchase of a 53-kilometre rail corridor between Kitchener and Georgetown. Increasing Metrolinx’s ownership along the Kitchener rail corridor will allow GO Transit to improve service, control operations and make infrastructure upgrades needed to support service expansion.

Investing in Provincial Highways

Investments in the provincial highway network support the movement of goods to market and commuters between their homes and workplaces. Ontario is investing $2.5 billion in provincial highway and bridge projects this year.

Examples of highway expansion projects include:

†	Opening a 13-kilometre extension on Highway 404 from Green Lane to Ravenshoe Road that will make it faster to travel into and out of the GTA and take up to 22,000 vehicles a day off local roads;

†
Continuing to four-lane key highway corridors in northern Ontario, including widening Highway 69 between Parry Sound and Sudbury, and Highway 11/17 between Thunder Bay and Nipigon. A new four-lane stretch of Highway 11/17 between Highway 527 and McKenzie Road was opened to traffic this fall;

†
Widening a 12-kilometre stretch of Highway 410 from south of Highway 401 to Queen Street in Brampton, which includes building a high-occupancy vehicle (HOV) lane in each direction. The contract has been awarded and construction is targeted for completion by the fall of 2018;

†	Widening and improving the Highway 417 corridor through Ottawa, including opening the Hunt Club Road extension and new interchange at Highway 417 in the summer of 2014; and

†
Widening Highway 7/8 from Fischer‐Hallman Road to Courtland Avenue in Kitchener, scheduled to be completed in 2016. Work completed to date includes the rehabilitation and widening of over- and under-passes and the installation of noise barrier walls.

Building Better Places to Learn

As of September 2014, full-day kindergarten was available to all four- and five-year-olds in Ontario. Since 2010, the government has provided $1.5 billion in capital funding to support the rollout of full-day kindergarten across the province. This funding supported the creation of close to 3,500 new kindergarten classrooms, through additions and major retrofits.

The government plans to provide funding of more than $11 billion over the next 10 years for elementary and secondary education infrastructure to continue building better places to learn and support consolidations of schools. Capital investments will help build new schools to address growth pressures in areas such as Milton, Brampton, Barrhaven and Ancaster. These infrastructure investments will align with demographic trends and help meet the needs of changing communities.

Increasing Access to Postsecondary Institutions

Ontario will continue to expand its postsecondary education infrastructure in areas where student demand is strong and where there are gaps in access.

The Province released its Major Capacity Expansion Policy Framework in December 2013 to guide the development of new or expanded campuses in underserved areas. In March 2014, the Province issued a call for proposals to universities and colleges focused on future large-scale expansion of postsecondary education capacity in Ontario.

Proposals will be evaluated through the Major Capacity Expansion Policy Framework, which highlights the need to ensure that decisions reflect provincial priorities, future demand needs and regional capacity gaps.

Investing in Modern Health Infrastructure

Building a sustainable public health care system supports Ontario’s Action Plan for Health Care by ensuring that patients get the right care, at the right time, in the right place.

Over the next 10 years, Ontario plans to invest over $11.4 billion in hospital capital grants to provide adequate infrastructure capacity in the health care sector. Across Ontario, more than 40 major hospital projects are under construction or in various stages of planning, including the recently announced plans to move forward with a new hospital in Markdale and the expansion and redevelopment of Cambridge Memorial Hospital.

The Province will also provide an additional $300 million over the next 10 years to help shift care from hospital to community settings. This includes doubling its annual investment over the next three years for Community Health Centres, Aboriginal Health Access Centres, and community-based mental health and addictions agencies.

Innovative Approaches to Infrastructure Investment

Ontario is one of the leading jurisdictions for Alternative Financing and Procurement (AFP) projects. Infrastructure Ontario (IO) and its private-sector partners consistently deliver valuable public infrastructure assets on time and on budget.

The Ontario government, through IO, is delivering over 80 projects valued at about $35 billion in capital construction costs using the AFP model. These include completed projects and projects under construction, with over $3 billion in estimated value-for-money savings. A recent review of 37 projects that have reached substantial completion found that 36 were completed on or below budget and 27 were completed on, ahead of, or within one month of schedule.

Infrastructure Ontario is committed to applying lessons learned, developing best practices, and being open and transparent by providing information online and consulting with partners.

As part of its “Spring 2014 Market Update,” IO identified a series of upcoming projects, estimated project sizes and procurement timelines to allow firms to better organize their resources. Examples of AFP projects currently in procurement or underway include:

†
The Seneca College King Campus expansion project, which involves the design and construction of new academic and other facilities that will allow Seneca to increase the range of programs offered and provide space for an additional 1,450 students; and

†
McMaster Children’s Health Centre, which involves the construction of a new children’s treatment centre that will consolidate a number of services under one roof and improve access for children and families.

In 2013–14, seven AFP projects reached substantial completion, including:

†
Waypoint Centre for Mental Health Care, a state-of-the-art mental health care facility in Penetanguishene that will offer a larger, more modern space for treatment and care of people with mental health disorders who have been involved with the criminal justice system; and

†	Elgin County Courthouse, which brings together existing court facilities within one location in St. Thomas, improving justice services for local residents.

The Province is also enhancing the AFP model to help improve the delivery of large and complex projects, particularly integrated transit systems with significant risk and scope. These enhancements are starting with the Eglinton Crosstown, Metrolinx’s largest transit project, now under procurement.

These enhancements will enable companies of various sizes to compete and participate while maintaining the commitment to on-time and on-budget delivery. In addition, bidders will incorporate community benefits such as job and supplier fairs into their bids. The procurement will also include a pilot initiative to increase the participation of registered apprentices.

Section D:  Creating a Supportive and Dynamic Business Climate

Ontario provides a supportive environment for business development and growth. The Province’s investments in skills and infrastructure have made Ontario an attractive place to start and grow a business. Overall business costs in Ontario are very competitive within Canada and internationally.

In the 2014 Budget, the government committed to creating a supportive and dynamic business climate. Key initiatives under the plan include:

†	Investing in people’s talents and skills. See Chapter I, Section B: Investing in People’s Talents and Skills for more details;
†	Building modern infrastructure and transportation networks. See Chapter I, Section C: Building Modern Infrastructure and Transportation Networks for more details;
†	Maintaining a competitive tax environment that encourages businesses to invest and grow;
†	Building strategic partnerships with businesses, including investments through the 10-year, $2.5 billion Jobs and Prosperity Fund;
†	Reducing regulation for businesses;
†	Growing small businesses in Ontario;
†	Helping businesses manage electricity costs;
†	Modernizing financial services; and
†	Moving forward with the government’s Going Global Trade Strategy, to encourage Ontario businesses to expand their exports internationally.

Through these initiatives, the government will support growth across all regions of the province, encourage productivity-enhancing investments by business, and improve Ontario’s capital markets.

KPMG’s 2014 “Competitive Alternatives” report ranks Toronto’s overall business costs as second lowest among 34 large cities in Canada and the United States, and fifth lowest among 48 large cities in North America, Europe, Australia and Japan.

Maintaining a Competitive Tax Environment

Ontario has significantly improved its tax competitiveness, making the province a more attractive location for business investment.

Ontario’s general Corporate Income Tax (CIT) rate has been reduced from 14 per cent to 11.5 per cent, resulting in a combined federal–Ontario general CIT rate of 26.5 per cent. This combined rate is lower than the combined federal–state CIT rate in any of the U.S. states and lower than the average CIT rate of G8 and G20 member countries.

The reduction in Ontario’s general CIT rate, together with other tax changes, has cut Ontario’s marginal effective tax rate on new business investment in half since 2009. This encourages productivity-enhancing investments that enable Ontario businesses to improve their competitiveness and create more well-paying jobs.

Measures Taken to Maintain a Competitive Tax System
• Introducing several tax reforms that deliver over $9 billion annually in tax cuts to businesses:
         • The Harmonized Sales Tax (HST), a more modern value-added tax, removes $4.7 billion a year in embedded sales taxes paid by businesses when fully implemented;
         • Cutting Corporate Income Tax (CIT) rates for businesses provides $2.3 billion of tax relief per year; and
         • Eliminating Capital Tax, which corporations pay whether or not they had a profit, provides $2.1 billion of tax relief per year.
      • Implementing significant cuts to high Business Education Tax rates has resulted in savings of over $200 million per year for Ontario businesses.
      • Providing a benefit of $265 million over three years by paralleling the 2013 federal budget measure to extend the 50 per cent accelerated depreciation rate for manufacturing and processing machinery and equipment to December 31, 2015.
      • Reducing business compliance costs by more than $635 million per year from the HST and streamlined CIT administration.

Building Strategic Partnerships

Private-sector investment is a catalyst for economic prosperity through enhanced productivity, strengthened innovation, increased exports, and better job opportunities. The government’s economic plan sets the stage for more business investment and long-term economic growth through strategic partnerships between government and business. These partnerships can take many different forms, including grants, loans, equity investments and fostering industry-academic collaboration.

Company	Description
Honda Canada (2014)	An investment of $857.4 million to support production at the company’s manufacturing facilities in Alliston.
OpenText (2014)
An investment of up to $2 billion to expand operations across Ontario, including new jobs in research and development. OpenText is Canada’s largest software company, specializing in enterprise information management software.

Cisco (2013)
An investment of up to $4 billion that will establish Ontario as one of the company’s research and development hubs. This project will support the development of technology used in mobile computing and video technology.

Based on an ongoing review of Ontario’s business support programs, the Province is adopting a more rigorous approach to evaluating potential strategic partnership opportunities with business. As part of this new approach, strategic partnerships will have an added focus on increasing business investment, particularly in productivity-enhancing activities such as research and development (R&D) and exports. Partnerships in strategic sectors such as advanced manufacturing foster enhanced business investment and long-term economic growth in the province. A strategic partnership investment should also align with the goals of a cluster or sector plan to increase growth and competitiveness. If passed, the Better Business Climate Act, 2014, would enable the Minister of Economic Development, Employment and Infrastructure to prepare plans for the development of economic clusters, which would help to inform strategic partnerships.

In the 2014 Budget, the government announced a 10-year, $2.5 billion Jobs and Prosperity Fund. The Fund is focusing on supporting strategic private-sector investments in innovation, productivity and export opportunities. All business projects supported by the Jobs and Prosperity Fund will undergo a rigorous assessment to ensure substantial economic benefits, cost-effectiveness for government, and a return on investment for Ontarians.

Across the province, communities have unique strengths upon which businesses from many different industries rely. Together, these local economies are the foundation of a resilient Ontario economy. For this reason, the government is partnering with communities across the province to improve economic outcomes, through programs such as the Rural Economic Development Program, Southwestern Ontario Development Fund, Eastern Ontario Development Fund and Northern Ontario Heritage Fund Corporation.

Supporting Jobs and Economic Development in Communities across Ontario

The government’s priority is to create jobs, growth and opportunity in every part of Ontario. Each region of the province has unique advantages to specific industries and economic activities that form a strong base to build resilient local economies. Examples include:

• GlobalMed. Inc., located in Quinte West, makes plastic tubing used in medical applications. The company received $470,000 from the Eastern Ontario Development Fund to invest in new technology that will increase production and expand the range of products. The project will leverage $4.7 million in private investment, and is targeted to create 10 new jobs while retaining 180 positions.

• CapsCanada, located in Windsor, received $1.5 million from the Southwestern Ontario Development Fund. The funding is for renovations to its Tecumseh facility to meet increasing global demand from health nutrition and pharmaceutical industries. The project will create 34 new jobs and retain 63 existing jobs.

• Morin Industrial Coatings Ltd. is receiving $1 million from the Northern Ontario Heritage Fund Corporation to expand its corrosion control business in Lively, creating eight new jobs. The project will leverage $1.5 million in private investment.

• The Rural Economic Development Program provided support to the Hensall District Co-operative (HDC), which processes and markets high-value field crops for over 2,000 Ontario farmers. The project is focusing on export growth and will create six jobs and retain eight. It will also leverage $4.3 million in private investment.

On October 7, 2014, the government launched the new three-year, $25 million Aboriginal Economic Development Fund (AEDF), which is part of the Jobs and Prosperity Fund. The AEDF will partner with First Nation, Métis and Inuit communities to grow local businesses and create jobs. It will help Aboriginal communities develop long-term strategies to diversify their local economies, improve access to financing, and facilitate collaboration among communities for regional employment and skills training projects.

Ontario is also committing $40 million annually, under the Jobs and Prosperity Fund, to help the agri-food and agri-products processing industry create jobs and attract new investment. The Premier has challenged the broader agri-food industry to double its annual growth rate and create 120,000 new jobs by 2020.

Other strategic partnerships include initiatives to improve access to capital for business. In January 2014, in partnership with the federal government and private-sector partners, Ontario launched the Northleaf Venture Catalyst Fund (NVCF). Since its launch, the Fund has grown to more than $233 million, targeting a final close of $300 million. To date, the Fund has made eight investments in companies and other venture capital funds.

In April 2014, the Northleaf Venture Catalyst Fund contributed to a $46 million investment in Toronto-based Wattpad, a social writing and networking company with more than 35 million users.

The success of NVCF builds on other provincial programs, such as the Investment Accelerator Fund (IAF), which provides financing at the critical early stages of a firm’s life. In October 2014, five IAF portfolio companies raised more than $50 million in financing alone, primarily from private-sector investors. By supporting dynamic entrepreneurial firms, the government is helping to lay the foundation for future economic growth.

The Province is also exploring ways to partner with the private sector to leverage public investments in health research that will contribute to improved health outcomes and economic activity. The Ontario Health Innovation Council was established in November 2013, and is currently developing recommendations for its final report on accelerating the adoption of new health technologies and innovations.

Reducing Regulation for Business

Ontario is working to create a regulatory business environment that will help business to grow. Through the Open for Business renewal initiative, the Better Business Climate Act, 2014, if passed, would ensure that regulatory burdens are being further reduced and smarter regulatory practices are being adopted. Doing so would help business save millions of hours in time and $100 million in costs by 2016–17.

Every year, the government will report on the efforts of ministries to further reduce the regulatory burden on business by at least one initiative per ministry. The government is committed to reducing the regulatory burden while protecting the public interest, including health, safety and the environment.

Growing Small Businesses in Ontario

Small and medium-sized enterprises are the leading source of business entrepreneurship and account for more than 60 per cent of private-sector employment. In a dynamic economy, successful small and medium-sized businesses will grow and prosper as they innovate and expand into global markets.

To foster a healthy and growing small and medium-sized business sector, the Ontario government is taking action, such as:

†	Employer Health Tax Exemption – supporting small employers by raising the exemption from $400,000 to $450,000 of annual Ontario payroll;

†	Five-Point Small Business Energy Savings Plan – ensuring small businesses have the tools they need to understand their bill, conserve energy, manage costs and save money; and

†
Venture Capital – creating a new venture capital fund in collaboration with the federal government and private-sector partners that will help innovative startups and other emerging companies get the financing they need to build competitive businesses and create tomorrow’s jobs.

Helping Businesses Manage Electricity Costs

Successful management of electricity costs can be key in growing Ontario businesses. Ontario is moving forward with a new stream of the Industrial Electricity Incentive (IEI) program and is expanding eligibility for the Industrial Conservation Initiative (ICI).

†
Industrial companies could be eligible for a significant reduction in electricity rates for incremental consumption through the IEI program if they start or expand operations. Contracts under the new stream are available for a longer term, with an end date of up to December 31, 2024.

†
The ICI is being expanded by lowering the threshold for qualifying industrial sectors from five megawatts (MW) to three MW, with new eligible participants who opt-in to begin receiving billing under the ICI starting July 1, 2015. Existing participants in ICI save, on average, an estimated 10 to 20 per cent on their electricity bill. The ICI encourages electricity conservation during peak hours, saving money for the entire electricity system.

In addition, the Province extended the Northern Industrial Electricity Rate (NIER) Program with $360 million over three years (2013–14 to 2015–16) to provide a rebate of two cents per kilowatt-hour to qualifying large northern industrials.

The initial streams of the Industrial Electricity Incentive Program resulted in seven projects, including Pembroke MDF (estimated 140 new jobs), ASW Steel (estimated 45 new jobs), Atlantic Packaging Products (estimated 80 new jobs), and Resolute Forest Products (estimated 78 new jobs).

Vision Extrusions, an extrusions manufacturing company in York Region employing 325 workers, could expect to save approximately $560,000, or 17 per cent, on its annual electricity costs under the changes to the Industrial Conservation Initiative, assuming the company reduces its electricity consumption by 15 per cent during times of highest system demand.

Modernizing and Strengthening Financial Services

A well-regulated financial services sector supports a dynamic business climate while protecting individual investors. As part of its plan for Ontario’s economy, the government is moving forward to strengthen its financial services sector by:

†	Playing a lead role in the establishment of a Cooperative Capital Markets Regulatory System; and
†	Supporting efforts to secure the designation of a Canadian renminbi trading hub.

As well, the Province is committed to reviewing the:

†	Mandates of the Financial Services Commission of Ontario and the Deposit Insurance Corporation of Ontario — key financial services regulatory agencies;
†	Legislative framework for credit unions and caisses populaires; and
†	Policy alternatives for more tailored regulation of financial planning.

The financial services sector remains an engine of growth for Ontario — the economy’s second-largest major sector after manufacturing based on output. In 2014 to date, it has continued to create jobs at a rate twice as fast as the overall Ontario economy. The financial sector also enables economic growth in the rest of the economy by supporting ancillary jobs in business services and other industries, as well as savings, access to capital for small businesses and consumers, and investment.

Toronto is the financial capital of Canada and a global financial centre — home to many leading banks, securities dealers, insurers and pension funds. Toronto is also the second-largest financial sector employer in North America, after New York. As a global financial centre, Toronto ranks highly as number six on The Banker magazine ranking after London, New York, Singapore, Hong Kong and Dubai. According to the Conference Board of Canada, 43 per cent of Canada’s financial services headquarters employees are based in Toronto, triple the nearest competitor, Montreal, at 12.4 per cent.

Strengthening Ontario’s Financial Services Sector

Establishing a Cooperative Capital Markets Regulatory System

Ontario continues to work alongside its provincial and federal partners to achieve a Cooperative Capital Markets Regulatory System (CCMR) framework.

The CCMR, once implemented, would make securities markets in Canada safer, more efficient, and more competitive. It would offer real benefits to Canadians by increasing businesses’ ability to raise capital, allowing households to save and invest with confidence, and helping create jobs and economic growth.

A strong cooperative securities regulatory framework would enhance Canada’s reputation and competitiveness in global capital markets.

In September 2014, the Ontario, British Columbia, Saskatchewan, New Brunswick, and federal governments announced a Memorandum of Agreement to jointly establish the CCMR and published for comment consultation drafts of the provincial capital markets legislation and complementary federal legislation that the new common regulator would administer. Momentum continues to build for the CCMR initiative, with Prince Edward Island agreeing to participate on September 30, 2014.

Ontario is working actively with all other participating governments to achieve the key milestones for this initiative and to encourage other provinces and territories to participate in and benefit from the CCMR.

Renminbi Trading Hub

Ontario supports the agreement recently reached between the federal government and Bank of Canada with the government and central bank of China, relating to the designation of a renminbi (RMB) trading hub in Canada. The RMB is the official currency of the People’s Republic of China.

A Canadian RMB trading hub, once implemented, would facilitate increased investment and trade by allowing the Canadian financial sector to quickly and efficiently clear and settle transactions in Canada. It would also strengthen Canada’s broader economic relationship with China and its competitive position in global financial markets by allowing businesses to raise funds in RMB and the financial services sector to offer RMB products to customers. Canadian importers and exporters that trade in RMB will also benefit from reduced administrative requirements in China.

Establishing North America’s first RMB trading hub will raise Canada’s stature as a global financial centre and facilitate increased trade and investment with China, thus benefiting the entire Canadian economy.

Modernizing Ontario’s Financial Services Sector

Reviewing the Mandates of Key Financial Services Regulators

The 2014 Budget noted that mandate reviews of all government agencies will be undertaken beginning this year. The Financial Services Commission of Ontario (FSCO) and the Deposit Insurance Corporation of Ontario (DICO) play critical roles in the regulation of financial services. The FSCO is also responsible for the regulation of pensions in Ontario.

The government is undertaking reviews of both agencies’ mandates to further modernize regulation of financial services and advance ongoing work on pension reform.

The government is also committed to reducing risk in the agencies sector through strong agency oversight. The government is prepared to pursue early legislative changes to improve accountability and modernize agency governance.

Reviewing Ontario’s Legislative Framework for Credit Unions and Caisses Populaires

Credit unions and caisses populaires play an important role in Ontario’s economy. They promote a competitive financial services marketplace and some communities rely on their local credit unions and caisses populaires as their sole financial services provider. Almost 1.6 million Ontarians, more than 10 per cent of Ontario’s population, are members of a credit union or caisse populaire. The sector holds more than $40 billion in assets, employs over 6,000 people and, as of the end of 2013, had provided loans of more than $33 billion to individuals and businesses.

To ensure that Ontario’s credit union legislation remains current and in line with best practices, in the fall of 2014, the Minister of Finance appointed his Parliamentary Assistant, MPP Laura Albanese, to lead a review of the Credit Unions and Caisses Populaires Act, 1994. An Expert Advisor will be assisting Ms. Albanese in her review. As part of the review, Ms. Albanese is currently holding public consultations across the province. Her final report will take these public views into consideration. It will contain recommendations to the government on proposed changes to the existing framework to promote competition, protect consumers and their deposits, and help credit unions continue to meet their members’ needs. Ms. Albanese’s final report will be released in the fall of 2015.

Reviewing Regulation of Financial Planning

Individuals are increasingly responsible for their own income security and require sound and professional financial advice and planning services. To help consumers make informed choices and investments, the government is moving forward with the appointment of an expert committee to thoroughly consider more tailored regulation of financial advisers, including financial planners.

Over the coming months, the committee, composed of independent members, will develop a mandate in consultation with key stakeholders. The mandate will include an analysis of relevant issues surrounding the profession, such as the sufficiency of regulatory frameworks; proficiency and education requirements;  the use of multiple titles; consumer access to information and complaint registration; and potential conflicts of interest. Upon a comprehensive analysis of relevant issues, the committee will provide key recommendations and submit their final report to the Minister of Finance for review by early 2016.

Going Global

Growing Ontario Exports

Ontario’s Going Global Trade Strategy will help grow exports of Ontario’s high-quality goods and services as the global economy expands. Continuing to increase provincial exports is an important source of gross domestic product (GDP) and job growth. Emerging market economies will significantly increase their share of the global economy over the next five to ten years. China’s share of global output is expected to almost double to 27 per cent by 2035. Developed economies such as the United States and Europe will continue to increase their demand for high value-added products, including Ontario’s resources, high-technology exports, and professional and technical services.

A successful trade mission to China was concluded this fall. It included the Premier of Ontario, the Premiers of Quebec and Prince Edward Island, and 60 Ontario businesses and organizations. The trade mission helped showcase Ontario’s expertise, particularly in clean tech and science and technology, while increasing the province’s international profile. The Premier’s trade mission to China has already attracted nearly $1 billion to Ontario in new deals, creating more than 1,800 new jobs. The government signed 26 agreements during this week-long mission.

Huawei Technologies Co. Ltd. announced a major expansion to its Ontario operations, valued at $210 million, that will create 325 jobs, including approximately 250 positions for engineers and researchers and at least 75 new marketing, sales and support positions.

Yiwu North America Corporation announced a $100 million investment to establish a new trading centre in Whitchurch-Stouffville. The first phase of the project is expected to create 800 jobs.

The government continues to expand the reach of Ontario’s exports, building on a strengthening U.S. economy, and diversifying exports towards fast-growing markets abroad. It is also helping companies of all sizes, including small and medium-sized enterprises (SMEs), increase their success in exporting to global markets and creating jobs.

Ontario is partnering with the federal government on:

†
The recently negotiated Comprehensive Economic and Trade Agreement (CETA) with the European Union, a large and wealthy market of over 500 million people that holds out tremendous export and investment opportunities for Ontario firms, including SMEs; and

†
Negotiating comprehensive trade agreements with many of its other major trading partners, including countries that are part of the Trans-Pacific Partnership discussions. Ontario will continue to support trade agreements that benefit its economy while supporting strategic sectors.

Ontario is in the process of expanding its international representation to include South Korea, Chongqing in China, and Israel. This adds to the existing International Marketing Centres in New York, San Francisco, Mexico City, São Paulo, London, Paris, Munich, Beijing, Shanghai, Tokyo and New Delhi (including a satellite office in Mumbai).

The government continues to connect Infrastructure Ontario with Ontario’s international trade offices to create export opportunities for Ontario firms that have participated in Alternative Financing and Procurement (AFP) projects. Infrastructure Ontario is showcasing the made-in-Ontario AFP model through its involvement with the National Governors Association in the United States. In addition, over 40 international delegations have visited Infrastructure Ontario to better understand the made-in-Ontario AFP model.

Strengthening Partnerships with Provinces and Territories

While Ontario is expanding its global reach, it is also working to strengthen economic ties with the rest of Canada. The free flow of people, goods, services and investments within Canada helps the Ontario economy build on its strengths. Ontario strongly supports a more efficient and effective Canadian economic union. At the Council of the Federation meeting in August 2014, Premiers agreed to undertake a comprehensive renewal of the national Agreement on Internal Trade (AIT), which included aligning it with modern international trade agreements.

Ontario has been working to strengthen its relationship with Quebec in order to reinforce this key regional partnership. Both provinces are working to increase trade, expand access to public procurement and explore the viability of expanded electricity trade. As part of this initiative, the Premiers have agreed to pursue joint meetings of their Cabinets, the first of which will occur on November 21, 2014, in Toronto.

Attracting Foreign Direct Investment

Foreign direct investment (FDI) contributes to Ontario’s economy by improving productivity and competitiveness, introducing new technologies and creating new high-paying jobs for Ontarians. The Ontario government has played an important role in attracting FDI by contributing to a positive business investment climate and leveraging major capital spending projects by leading global companies.

Ontario remains the leading destination in North America for FDI.

†
fDi Intelligence, a major source of research and analysis on FDI trends globally, published in its report on global FDI trends in 2013 that Ontario is the number one destination in North America for global FDI, based on capital spending projects.

†
Ontario ranked second in North America in the software and information technology sector, third in autos and fourth in financial services. The province continues to punch above its weight in FDI in these major sectors, while ranking only fifth in North America in overall economic size.

Supporting a Vibrant Tourism and Culture Sector

Ontario’s tourism and culture industries not only create jobs and economic growth, they also enhance Ontarians’ quality of life. A key upcoming event in the tourism and culture sector is the commemoration of the 400th anniversary of the Francophone presence in Ontario, scheduled to take place from June to October 2015.

On September 25, 2014, the government announced funding of $5.9 million for a wide range of commemorative events for the anniversary. Specific tourism, cultural, educational and legacy projects will be announced in the coming weeks and months. The Province will be supporting projects that are geared towards job creation, attracting visitors, and celebrating the contributions of Franco-Ontarians to the social, cultural and economic development of Ontario.

Section E:  Strengthening Retirement Security

A Leader in Retirement Income Security

Introduction

The government is committed to a strong and secure retirement income system to help ensure that Ontarians are better able to enjoy their retirement years. Several studies have shown that, unless action is taken, a significant portion of today’s workers will face a decline in their living standard in retirement.1 These studies also indicate that this problem will likely worsen over time.

As noted in Ontario’s 2014 Budget, the government recognizes that increasing retirement savings in the province is a complex challenge that requires a multi-faceted approach and close collaboration with all parties, including individuals, employers, labour, the financial services industry, and all orders of government. That is why Ontario is continuing with its three-pronged strategy, first outlined in the 2013 Ontario Economic Outlook and Fiscal Review, to strengthen and modernize the retirement income system. This multi-faceted strategy will strengthen the retirement income security of all Ontarians, including:

†	Those without workplace pension plans;
†	Those with self-directed retirement savings; and
†	Those with defined benefit plans.

The Ontario Retirement Pension Plan

Canada’s publicly administered Canada Pension Plan (CPP) is fundamental to the retirement income security of all Canadians, but its benefits are too low to meet the needs of many workers.

1
Recent studies that have examined the adequacy of retirement savings in Canada include: Keith Horner, “Retirement Saving by Canadian Households,” (2009); Kevin D. Moore, William Robson and Alexandre Laurin, C.D. Howe Institute, “Canada’s Looming Retirement Challenge,” (2010); Michael C. Wolfson, “Projecting the Adequacy of Canadians’ Retirement Incomes,” (2011); McKinsey & Company, “Are Canadians Ready for Retirement?” (2012); and CIBC, “Canadians’ Retirement Future: Mind the Gap,” (2013).

Ontario has long played a leadership role in retirement income security and has been advocating for an enhancement to the CPP since 2010.

In 2013, the federal government unilaterally shut down discussion on options for an enhancement to the CPP, against the consensus of provinces and territories to continue working on this issue.

Ontario’s preferred solution remains an enhancement to the CPP; however, the cost of inaction is simply too high. As a result, the government intends to introduce a new mandatory provincial pension plan — the Ontario Retirement Pension Plan (ORPP) — that will offer a secure benefit for life. The implementation of the ORPP is intended to coincide with the expected reductions in Employment Insurance premiums in 2017. The ORPP will be designed to facilitate the possibility of its integration with the CPP, in the event that an agreement is reached on a CPP enhancement.

The ORPP is an integral part of the government’s plan to invest in people, and to help working families build a more secure retirement future.

A provincial pension plan of this scale would be the first of its kind in Canada. Once introduced, the ORPP would be a significant step in addressing the retirement undersaving challenge, particularly for middle-income earners without workplace pension coverage.

As outlined in the 2014 Budget, the ORPP would have the following features:

Design

†	Replicate many of the CPP’s design features in order to build on the success of the CPP.

Benefits

†	Provide a predictable stream of retirement income for life by pooling longevity and investment risk, and indexing benefits to inflation.
†
Aim to provide a replacement rate of 15 per cent of an individual’s earnings, up to a maximum annual earnings threshold. The ORPP benefits would be earned as contributions are made to ensure that the system is fair, and younger generations are not burdened with additional costs.

Contributions

†
The ORPP would require equal contributions shared between employers and employees, not exceeding 1.9 per cent each (3.8 per cent combined) on earnings up to a maximum earnings threshold of $90,000 (in 2014 dollars). This threshold would increase every year, consistent with increases to the CPP maximum earnings threshold.

†	Earnings below a low earnings threshold would be exempt from contributions. The government will consult on whether the ORPP’s low earnings threshold will mirror the CPP’s threshold of $3,500.

Participation

†	The ORPP would be mandatory for all employees working in Ontario who do not currently benefit from a comparable workplace pension plan.
†
Employees participating in a comparable workplace pension plan and self-employed individuals would not participate in the ORPP. The government will consult on what constitutes a comparable workplace pension plan and how to best assist self-employed individuals in achieving a secure retirement future.

Administration

†	The ORPP would be publicly administered at arm’s length from government with a strong governance model and be responsible for managing the plan’s investments.

Recognizing that retirement income security is critically important to Ontario families and for the future prosperity of the province, the government is committed to implementing the ORPP as a priority in 2017. Enrolment of employers and employees would occur in stages, beginning with the largest employers, and contribution rates would be phased in over two years.

In June, Premier Kathleen Wynne appointed a new Associate Minister of Finance responsible for the ORPP. The Associate Minister of Finance, the Honourable Mitzie Hunter, has begun to engage a variety of stakeholders — meeting with businesses, labour, organizations, associations, as well as individuals, families and communities across the province — to ensure that the ORPP properly balances retirement income security with the impact on business, and meets the needs of a 21st century workforce.

The government will also be supported by Michael Nobrega in his role as the Implementation Lead, providing guidance and support to the Minister of Finance, the Associate Minister of Finance and Ministry officials on the implementation of the ORPP. In particular, this role will involve providing advice on the creation of the arm’s-length administrative entity and the development of the administrative and operational capacity necessary to ensure a smooth transition to 2017 and manage the ORPP on a long-term basis.

The Province will continue to work with the Technical Advisory Group on Retirement Security, relying on a range of pension expertise and perspectives as it develops the ORPP.

The government intends to introduce legislation shortly to begin the process of fulfilling its commitment to introduce the ORPP and will formally consult on key plan design issues in early 2015. Feedback from the government’s consultations will inform the ORPP’s design and structure.

Pooled Registered Pension Plans

Voluntary savings tools, such as registered retirement savings plans (RRSPs) and pooled registered pension plans (PRPPs), will continue to play an important role in Ontario’s retirement income security system. Pooled registered pension plans will offer employees and the self-employed a voluntary, low-cost, tax-assisted option to increase retirement savings.

After a successful consultation process in early 2014, the 2014 Budget committed to introducing a legislative framework for PRPPs that is broadly consistent with the model introduced by the federal government and adopted by various provinces. The government intends to introduce this legislation shortly.

Target Benefit Pension Plans

Ontario’s three-pronged strategy to enhance retirement income security includes pension reforms to allow for more flexible models such as target benefit pension plans. These plans offer employers an innovative new option by combining features of defined benefit pension plans and defined contribution pension plans. Target benefit pension plans “target” a specific pension, funded by fixed contributions. Unlike defined benefit pensions, target benefit pensions may be reduced to address funding shortfalls.

As outlined in the 2014 Budget, the government will be consulting on a regulatory framework for target benefit pension plans in Ontario. Initial consultations, including the release of a consultation paper, will focus on a framework for target benefit multi-employer pension plans.

Ongoing Retirement Income Security Reforms

A Strong Pension Regulator

A key factor in ensuring retirement income security is effective and responsive pension regulation and oversight. The regulator, the Financial Services Commission of Ontario (FSCO) and its Superintendent, must have sufficiently effective powers to ensure compliance with pension minimum standards legislation.

In response to the Report of the Expert Commission on Pensions, in 2010 the government made a number of amendments to the Pension Benefits Act, which have yet to be proclaimed, to expand the Superintendent’s powers. The government intends to move forward with the necessary regulations to proclaim these amendments.

“To bring compliance as near to 100% as can be achieved, the regulator ought to have a number of strategies at its disposal. Disseminating information, dispelling misunderstandings, resolving ambiguities, developing open and cooperative relationships, providing positive incentives for willing compliance and forgiveness for innocent and minor transgressions are — and should be — part of any regulator’s repertoire. Nonetheless, significant and intentional violations will occur and must be dealt with.”

Report of the Expert Commission on Pensions, “A Fine Balance: Safe Pensions, Affordable Plans, Fair Rules,” (2008), 139.

Pension Reforms Underway

The government continues to strengthen and modernize Ontario’s retirement income system through the development of regulations to implement the amendments to the Pension Benefits Act introduced in 2010.

In November 2014, the government passed a regulation to extend the exemption that certain pension plans have from the “solvency concerns” test. This test determines when defined benefit pension plans must file annual valuation reports with the pension regulator. The exemption has now been extended from December 31, 2014, to December 31, 2017, to allow enough time to consult on an appropriate test for those pension plans that are exempt from solvency funding requirements.

In addition, earlier this fall regulatory proposals on the following issues were posted for public consultation:

†	Information statements for retired and former pension plan members;
†	Disclosure of environmental, social and governance factors in pension investment decisions; and
†	The transfer of pension benefits from Ontario registered pension plans to plans in other jurisdictions.

After incorporating feedback, regulations will be considered for approval later this year.

The government continues to work on other areas of reform, including:

†
Updating filing requirements to reflect changes to accounting standards: After initial consultations, the government remains committed to implementing the necessary regulatory reforms once it has had an opportunity to incorporate stakeholder feedback.

†
Payment of variable benefits directly from defined contribution plans: Initial consultations in April highlighted areas where legislative amendments would be required to promote consistency between the treatment of variable benefits and the current framework for Life Income Funds (LIFs). The government has considered stakeholder responses to the consultation and is proceeding with the necessary amendments to the Pension Benefits Act. The amendments will support greater flexibility, so that retired members receiving variable benefits would have more portability and withdrawal options in dealing with their retirement funds. Once these amendments have been passed, the government will move forward with regulations to implement its commitment to permit direct payments from defined contribution pension plans.

†
Exemption from the “30 per cent rule” for pension investments in Ontario infrastructure: As announced in the 2013 Ontario Economic Outlook and Fiscal Review, the government is committed to removing obstacles to investments in Ontario infrastructure by Ontario’s pension plans. The 30 per cent rule limits the ability of pension plans to take large voting interests in a corporation, potentially restricting pension investments in infrastructure projects. With the removal of this restriction, pension plans may represent a significant new source of capital to support economic growth and job creation in Ontario. A description of proposed regulatory amendments providing for an exemption from the 30 per cent rule for pension investments in Ontario infrastructure was posted for consultation earlier this fall. The government will consider stakeholder responses as it develops regulations to implement the proposed exemption.

Sustainable and Cost-Effective Public-Sector Defined Benefit Plans

Pooled Asset Management

The 2014 Budget announced that the government will be moving forward with a framework to enable the pooling of pension plan assets in the broader public sector as well as endowment and other funds of public entities. Larger pools of capital enable access to a broader range of investments, which is key to improving risk-adjusted returns.

The government is working closely with key stakeholders to develop the framework for the pooled asset management entity. The Workplace Safety and Insurance Board and Ontario Pension Board have expressed their interest in being involved as initial participants in the entity.

Framework for Conversion to Jointly Sponsored Pension Plans

The government will facilitate conversions or mergers of employer-sponsored, single-employer pension plans (SEPPs) into new or existing jointly sponsored pension plans (JSPPs). On July 24, Bill 14, the Building Opportunity and Securing Our Future Act (Budget Measures), 2014, received Royal Assent. This legislation makes changes to the Pension Benefits Act that, once proclaimed, will provide authority for regulations to facilitate these transactions.

Work is well underway to develop the necessary regulations required for the legislative provisions to be proclaimed. Issues to be addressed in regulations include the level of consent required for active members and retirees, as well as the degree of protection that employers must provide if the SEPP converts to, or merges with, a JSPP. The government has assigned a high priority to the development of these regulations and intends to post regulatory proposals on the Regulatory Registry in the coming months. Comments received will be considered in the development of the regulations, which are anticipated to take effect on July 1, 2015.

Section F:  A Fair Society
Building Opportunity for All Ontarians

The Province’s future prosperity depends on every Ontarian being able to participate in its economy.

Ontario has a reputation for promoting greater fairness by investing in people; ensuring equal access to key public services such as health care and education; and supporting the needs of low‐income families and the most vulnerable. By providing enhanced protection, security and equal opportunity for Ontarians, the government provides individuals with a greater sense of dignity and independence.

The Province’s path to a balanced budget will help ensure that services and supports for the most vulnerable are protected and sustainable over the long term. These services and supports play a critical role in ensuring that every Ontarian has the opportunity to participate in employment and contribute to the prosperity of their province.

Moving Forward on the Poverty Reduction Strategy

In September, the government released a renewed Poverty Reduction Strategy – Realizing Our Potential – to expand its efforts to reach more vulnerable people. A sustained, flexible and results-driven approach to poverty reduction is needed to continue building opportunities for all Ontarians.

Ontario’s renewed Poverty Reduction Strategy focuses on four objectives:

†	Breaking the cycle of poverty for children and youth;
†	Moving towards greater employment and income security;
†	Investing in affordable housing and ending chronic homelessness; and
†	Using evidence to develop policy and measure success.

As part of the renewed Poverty Reduction Strategy, the government is recommitting to its target to reduce child poverty by 25 per cent, and has set a new goal to end chronic homelessness.

Breaking the Cycle of Poverty for Children and Youth

From 2008 to 2011, the most recent years for which data are available, the Strategy has helped lift 47,000 children out of poverty. The children’s poverty rate has fallen from 15.2 per cent in 2008 to 13.6 per cent in 2011. Without the efforts of the Strategy, the child poverty rate would have been 15.9 per cent in 2011.

This progress in reducing poverty is all the more important because it happened during a global economic recession and ensuing slow recovery.

The Ontario Child Benefit (OCB) has made a direct and lasting impact by helping lift children out of poverty.

†	In July, the maximum annual benefit increased by $100 to $1,310 per child, enhancing the incomes of over half a million families.
†
Beginning in July 2015, the OCB’s maximum benefit, and the income threshold at which the OCB starts to be reduced, will be indexed to annual increases in the Ontario Consumer Price Index, safeguarding the purchasing power of the OCB from erosion due to inflation.

The government will build on the first Poverty Reduction Strategy by expanding access to health benefits for children in low-income families, including prescription drugs, assistive devices, vision care and mental health services. These benefits will help ensure that no parent has to choose between work and social assistance to improve health outcomes for their child or children.

The government will also expand Ontario’s Student Nutrition Program so that children and youth in more low-income neighbourhoods and on First Nation reserves have access to nutritious breakfasts, snacks and lunches. During the 2012–13 school year, the program served nearly 700,000 school-aged children and youth; the expansion of this program will serve an estimated 56,000 more children and youth in higher-needs communities. An initial investment of $32 million over the next three years will establish 340 new breakfast programs in elementary and secondary schools and enhance some existing student nutrition programs.

Moving towards Greater Employment and Income Security

While government supports play a role in reducing poverty, employment remains key to further gains.

As of 2011, in households where no one is employed, the poverty rate is 60 per cent. With one full-time worker, working all year, the poverty rate drops to about 10 per cent. With two or more full-time workers, working all year, the poverty rate falls to about one per cent.

The renewed Poverty Reduction Strategy aims to support and encourage people to find meaningful employment at a fair wage, and continues to focus on providing opportunities for youth and vulnerable populations so that they develop the skills and experience needed to enter the labour market.

To help low-wage workers who struggle to make ends meet, the government has raised the minimum wage to $11 per hour, the highest among the provinces. The government has also passed legislation to index the minimum wage to the Consumer Price Index so it keeps pace with the cost of living.

The Ontario Youth Apprenticeship Program gives youth the skills, training and experience that enable them to graduate with a high school diploma and partial completion of a qualification in a trade. In 2013–14, 21,603 students in Grades 11 and 12 were participating in the program.

As well, Ontario is improving on employment and training services to better assist the most vulnerable, including those receiving social assistance, persons with disabilities, the long-term unemployed, Aboriginal peoples, newcomers and at-risk youth.

Because of the importance of employment to poverty reduction, the government will monitor and report on three new indicators:

†	Youth not in employment, education or training;
†	Adults in long-term unemployment; and
†	A vulnerable-persons poverty rate.

Investing in Affordable Housing and Ending Chronic Homelessness

The government’s commitment on ending homelessness will require a multi-faceted approach that includes investing in effective programs and services today and developing strategies to help end chronic homelessness over the long term. The Province’s approach includes a particular focus on affordable housing and homelessness prevention.

Ontario’s Long-Term Affordable Housing Strategy continues to be the basis for a more efficient and effective local approach to investment decision-making in affordable housing and supports. As part of the Strategy, the government is ensuring that vulnerable Ontarians remain appropriately housed by investing in homelessness prevention, expanding access to supportive housing, and investing in more affordable housing.

The government is updating its Long-Term Affordable Housing Strategy by 2015–16 so that housing and homelessness-related policies and programs are relevant to current realities and reflect new research and a best-practice approach to poverty reduction.

One example of this approach is the Community Homelessness Prevention Initiative (CHPI). Established in 2013, CHPI allows local governments to use flexible funding approaches, tailored to community needs, to develop programs and supports for those who are homeless or at risk of becoming homeless. An increase of $42 million for CHPI was announced in the 2014 Budget, bringing total investment in this program to $294 million annually. This was rolled out in October 2014. This investment will further improve access to adequate, suitable and affordable housing for those in need.

At the same time, in August 2014, the government signed a renewed Investment in Affordable Housing cost-matching agreement with the federal government.  This agreement is expected to provide a total of more than $801 million in new funding for affordable housing across Ontario over the next five years and provide flexibility to local governments to meet local needs and priorities, such as the creation and repair of affordable housing, down-payment assistance for homeownership and rental assistance to households in need. The program also provides dedicated funding assistance tailored to the needs of the off-reserve Aboriginal community as well as remote areas in northern Ontario.

Using Evidence to Develop Policy and Measure Success

The government’s renewed Poverty Reduction Strategy highlights the importance of measuring the impact of programs on people’s lives and using evidence to develop programs and services. To ensure the best allocation of government resources, investments in poverty reduction programs and interventions should be based on evidence, lessons learned and best practices.

Poverty is a complex issue, and establishing the right measures to assess programs requires careful planning. The government will work with its partners among community organizations, service providers and academia to develop approaches that are comprehensive and results-focused.

As initial steps, the government will undertake initiatives to enhance its ability to collect and use evidence.

†
In the 2014 Budget, the government announced that it would be investing more than $50 million over five years to create a new Local Poverty Reduction Fund. This fund will support, among other things, the development of strategies for collecting evidence to identify poverty reduction initiatives that work.

†
The government will also be seeking expert advice, including from those with lived experience of homelessness, to help define the problem, understand how to measure it, and set a target related to ending chronic homelessness.

Supporting Ontarians with Developmental Disabilities

In the 2014 Budget, the government committed to investing an additional $810 million over three years to improve supports for adults with developmental disabilities — and their families — to help these adults live as independently as possible and fully integrate into society.

As of October 2014, the government has made progress implementing these initiatives, including:

†	Expanding direct funding to more than 6,000 children and their families through the Special Services at Home program and nearly 1,900 adults through the Passport program;
†	Expanding residential supports to 350 additional adults, including vulnerable young adults who are transitioning from children’s services;
†	Creating a Developmental Services Employment and Modernization Fund to modernize service delivery and increase employment opportunities for people with developmental disabilities; and
†	Forming a Housing Task Force, consisting of key stakeholders in the developmental services and housing sectors, to recommend innovative housing solutions for adults with developmental disabilities.

Increased Legal Aid Eligibility

All Ontarians, regardless of income level or ability, should have access to an effective and fair justice system. Ontario is committed to ensuring low-income families and vulnerable groups have access to the legal supports they need.

The government is committed to expanding access to legal aid by raising the income eligibility threshold to qualify for legal aid assistance. The income eligibility threshold has not increased since the 1990s. As a result, more and more low-income Ontarians have been unable to afford legal representation in the court system.

As announced on October 30, 2014, the government is moving forward with a plan that, when fully phased in, will allow over one million more people to qualify for legal aid services. By increasing the eligibility threshold, more than double the number of low-income individuals will have access to legal aid services.  This initiative would result in approximately 75,000 additional certificates — which allow low-income Ontarians to be represented by a lawyer — to be issued by Legal Aid Ontario each year.

The 2014 Budget included an initial investment of $95.7 million to increase the income eligibility threshold by six per cent in each of the first three years of the plan. The first increase took place on November 1, 2014.

Protecting Ontario Consumers

The government’s role in building opportunities for all Ontarians includes taking measures that protect consumers and their hard-earned money. Protecting consumers strengthens Ontario’s economy by helping them keep their daily expenses affordable.

Taking Steps to Keep Auto Insurance Affordable

Government reforms aimed at fighting fraud and abuse are making auto insurance more affordable for Ontarians. As a result of the government’s Auto Insurance Cost and Rate Reduction Strategy, rates declined by more than six per cent on average from August 2013 to August 2014.

To date, the government has taken action to address over half of the recommendations made by the Auto Insurance Anti-Fraud Task Force, including key proposals to enhance the Financial Services Commission of Ontario’s (FSCO) investigation and enforcement authority and make it easier for individuals to report suspected auto insurance fraud. Licensing of health service providers in the auto insurance system, a key Task Force proposal, will become fully effective on December 1, 2014.

The government is also committed to establishing a Serious Fraud Unit, whose initial mandate would include addressing auto insurance fraud. Establishing such a dedicated investigation and prosecution unit would be consistent with the Task Force’s conclusion that cases of suspected auto insurance fraud should be vigorously pursued and prosecuted where evidence warrants.

Bill 15, the Fighting Fraud and Reducing Automobile Insurance Rates Act, 2014, continues the government’s efforts to protect consumers and combat fraud as part of the Auto Insurance Cost and Rate Reduction Strategy. If passed, Bill 15 would:

†	Transform Ontario’s auto insurance dispute resolution system to help injured drivers settle disputed claims faster;
†	Regulate the towing and vehicle storage industries through measures that tackle questionable practices; and
†	Give the government authority to change the current 60-day period that a vehicle can be stored after an accident, accruing charges, without notice to the owner.

Rates are directly linked to claims costs, and further action to reduce costs and uncertainty in the auto insurance system is needed to achieve the government’s 15 per cent average rate reduction target. The government will continue to review additional possible reforms, but it is also important for the insurance industry to help keep auto insurance affordable. Insurance companies have a responsibility to manage claims fairly while operating efficiently and investing in new processes and tools, such as data analytics technology, to help crack down on fraud and abuse.

Transparency and Accountability

In the 2013 Budget, the government committed to creating annual independent expert reviews of the impact of auto insurance reforms to date. In late 2013, the Province retained an independent third party to deliver these reviews in the form of annual Automobile Insurance Transparency and Accountability Expert Reports. In addition to these annual reports, an Interim Report was requested and released in April 2014. In November 2014, the first annual report was delivered to the Minister of Finance.

The 2014 Annual Report confirmed that the September 2010 auto insurance reforms reduced claims costs, stabilized premiums and prevented further rate increases. The report also noted that while the government’s current strategy has resulted in an average rate reduction of over six per cent since August 2013, there are still other sources of considerable uncertainty that are preventing rates from being reduced further. Additional actions will be required to reach the average rate reduction target.

The 2014 Annual Report also included specific recommendations targeted at reducing costs, as well as more general recommendations aimed at improving the auto insurance system as a whole. These include improving consumer representation; and enhancing sharing and monitoring of information, such as insurer claims practices, the impact of legal costs, and other measures to improve transparency. The recommendations and observations in the report clearly demonstrate that all stakeholders have a role in creating a more sustainable, affordable and fair system.

Electricity Rate Mitigation for Low-Income Ontarians

The government recognizes that Ontario’s low-income households typically spend a proportionately higher percentage of disposable income on electricity compared to high-earning households.

The Minister of Energy has asked the Ontario Energy Board to develop options and provide a report by December 1, 2014, on a sustainable, long-term electricity support program, the Ontario Electricity Support Program (OESP), specifically designed for low-income Ontarians, to be in place by January 1, 2016. The OESP would replace the Ontario Clean Energy Benefit (OCEB) once it ends December 31, 2015.

The government is also moving forward with removing the Debt Retirement Charge (DRC) cost from residential users’ electricity bills after December 31, 2015. This will save a typical residential ratepayer about $70 per year. Implementation details will be set out in a draft regulation, expected in early 2015.

Chapter II

Economic Outlook

Overview

The outlook for Ontario’s economy has evolved largely as expected at the time of the 2014 Budget. Growth is shifting away from a reliance on housing investment and consumer spending towards exports and productivity-enhancing business investment. This transition is expected to gain momentum as an improving global economy supports stronger, more balanced growth.

As part of developing Ontario’s fiscal plan, the Ministry of Finance is forecasting real gross domestic product (GDP) growth of 1.9 per cent in 2014 and 2.4 per cent annually over the 2015 to 2017 period. This compares to a projection for real GDP growth in the 2014 Budget of 2.1 per cent in 2014, 2.5 per cent in both 2015 and 2016, and 2.6 per cent in 2017.

TABLE 2.1Ontario Economic Outlook (Per Cent)
	2011	2012	2013	2014p	2015p	2016p	2017p
Real GDP Growth	2.6	1.7	1.3	1.9	2.4	2.4	2.4
Nominal GDP Growth	4.6	3.2	2.4	3.5	4.4	4.4	4.4
Employment Growth	1.8	0.8	1.4	0.8	1.3	1.4	1.5
CPI Inflation	3.1	1.4	1.0	2.1	2.0	2.0	2.0
p = Ontario Ministry of Finance planning projection. Sources: Statistics Canada and Ontario Ministry of Finance.

A resurgence of the U.S. economy will support Ontario economic growth through stronger demand for Ontario exports. However, global risks to the economic projection remain elevated. In particular, many eurozone countries continue to struggle with ongoing structural change and competitiveness challenges. Global interest rates, currencies and commodity prices may continue to experience increased volatility, contributing to business uncertainty, as evolving monetary policies and rising global tensions buffet financial markets.

Within Ontario, elevated levels of household debt and the housing market remain key risks for the economy. However, Ontario’s economy has shown signs of stronger momentum. Major indicators, including real GDP, exports and household consumption, have posted solid gains since the beginning of 2014. As well, Ontario’s unemployment rate has declined to 6.5 per cent in October, down from 7.5 per cent in January 2014 and the lowest rate of unemployment since 2008. The recent decline in the Canadian dollar and oil prices will improve Ontario’s competitive position and could result in even stronger growth for the province.

Economic Expansion Continues

Ontario experienced a relatively weak pace of economic growth in 2013. Real GDP in 2013 rose by just 1.3 per cent, well below Ontario’s potential, and the weakest pace of growth since the global recession. Slow economic growth in 2013 reflected lower residential construction, weaker business investment and slower growth in exports. However, recent indicators are providing solid evidence that Ontario’s economic expansion gained momentum in 2014 and is well positioned for continued growth over the forecast period.

Economic growth rebounded 0.9 per cent in the second quarter of 2014 after an unusually harsh winter slowed the pace of economic activity in the first quarter. Including the second-quarter 2014 rebound, Ontario real GDP is now 11.3 per cent above its recessionary low. Ontario’s post-recession expansion has been supported by strong gains in household spending, investment and exports.

The Ontario economy is gaining strength as rising exports and manufacturing output benefit from solid U.S. growth and a lower Canadian dollar.

The view among private-sector economists, supported by recent economic data, suggests Ontario’s economy is well positioned for continued growth over the remainder of 2014 and throughout the forecast period.

Ontario’s Economy Continues to Create Jobs

Employment has rebounded strongly from the recessionary low. Since June 2009, Ontario has gained over half a million net new jobs, mostly in full-time positions and in the private sector. In addition, the majority of the increase has been in industries paying above-average wages, including professional, scientific and technical services and construction. As of October 2014, Ontario had 285,500 more jobs than at the pre-recession peak in September 2008. Ontario’s unemployment rate has also declined from a recessionary high of 9.4 per cent in June 2009 to 6.5 per cent in October 2014.

The pace of job creation in Ontario since the end of the recession has been stronger than in most developed economies, including the United States and the average for member countries in the Organisation for Economic Co-operation and Development (OECD).

Global Economic Developments and Outlook

The global economy continues to expand at a moderate but uneven pace. Global real GDP growth is expected to remain unchanged at 3.3 per cent this year. In the United States, stronger growth in recent quarters has been driven by household spending and business investment. In Japan, economic activity is expected to improve modestly in the second half of 2014, following a contraction in the second quarter. China’s economy has been transitioning away from investment-led development towards more balanced but sustainable growth. In the eurozone, economic growth remains uneven, with several countries struggling with prolonged downturns. Inflation has remained persistently low, prompting the European Central Bank (ECB) to embark on a quantitative easing program aimed at lifting economic growth.

Global growth is projected to improve in 2015, led by stronger economic activity in the United States. Economic growth in China is expected to stabilize at a more moderate pace, in part due to continued support from government-targeted stimulus measures. In the eurozone, growth is expected to gradually improve as the lower euro and more stimulative monetary policy support a modest recovery. However, many European countries still face a number of significant structural and fiscal challenges that could pose a risk to the expected improvement in global growth.

U.S. Economy

The U.S. economy has rebounded strongly in 2014, following a largely weather-induced contraction in the first quarter of the year. Underlying momentum appears to be broadening, with several key sectors of the economy improving. Employment gains, averaging about 230,000 jobs per month so far this year, have supported stronger household consumption. Motor vehicle sales have been very strong this year and the housing market continues to improve.

Long-term interest rates remain historically low as slow economic growth and low inflation globally have offset the end of the Federal Reserve’s quantitative easing program. The U.S. dollar has appreciated against most major currencies this year, largely a reflection of the relative strength of the U.S. economy.

Steady employment gains and higher housing and equity prices have helped repair consumer balance sheets in the United States. Household net worth has more than recovered from the impact of the recession, helping to support consumer spending and residential investment. Meanwhile, improved financial conditions and solid business confidence are expected to support growth in business investment.

According to the consensus forecast,1 U.S. real GDP growth is projected to strengthen from 2.2 per cent this year to 3.1 per cent in 2015. The U.S. labour market is expected to continue improving steadily, with the unemployment rate declining from 6.2 per cent in 2014 to 5.3 per cent by 2017.

1	Blue Chip Economic Indicators (October 2014).

Oil Prices

The price of West Texas Intermediate (WTI) crude oil averaged $98 US per barrel in 2013. Geopolitical conflicts in Ukraine and the Middle East moved the WTI price to $107 US by mid-June 2014. Since then, the price of WTI has declined sharply to below $80 US, a reflection of rising supply and softer global demand.

Downward pressure on crude oil prices could intensify if supply growth, especially in the United States, remains strong. So far in 2014, U.S. oil production has surged to its highest level since 1986 and is expected to increase further in 2015. However, ongoing geopolitical tensions and high recovery costs will provide some support for prices. Lower oil prices, if sustained, will provide a boost to Ontario’s economic outlook.

Financial Markets

In the United States, the Federal Reserve began reducing its purchases of U.S. treasury bonds and mortgage-backed securities in January of this year and ended these purchases in October. With the end of its quantitative easing program, most market participants expect the U.S. Federal Reserve to begin increasing its policy interest rate by mid-2015.

The Bank of Canada continues to maintain its policy interest rate at the historically low level of 1.0 per cent, unchanged since September 2010. Although inflation in Canada is close to the Bank’s two per cent target and GDP growth was strong in the second quarter, significant downside risks for Canada’s inflation and growth outlook remain. Interest rate increases in Canada, as in the United States, are expected to be gradual. The yield on three-month Canadian treasury bills is expected to average 1.2 per cent in 2015, up from an expected 0.9 per cent in 2014. Yields are forecast to reach 3.0 per cent in 2017.

Despite the withdrawal of the exceptional monetary stimulus in the United States, long-term government yields have trended lower this year, reflecting low inflation in advanced economies and ongoing global economic concerns. Many market observers believe that interest rates in advanced economies may remain lower for a longer period, and could remain lower than has been the case historically. The yield on 10-year Government of Canada bonds is expected to rise gradually from an average of 2.2 per cent in 2014 to 2.9 per cent in 2015 and to 4.2 per cent by 2017.

Canadian Dollar

The Canadian dollar has traded at around 90 cents US for much of 2014 and is expected to average about 91 cents US for the year as a whole, down from 97 cents US in 2013 and parity in 2012. Recently, the dollar has been impacted by the relative strength of the U.S. economy and the stance of monetary policy. As a result of the recent strong U.S. economic performance and reductions in monetary stimulus, the U.S. dollar has appreciated against many currencies including the Canadian dollar. In addition, slow global growth has lowered commodity prices, further weakening the Canadian dollar. The lower dollar should help Ontario businesses compete globally and encourage export growth.

There are divergent views on the direction of the Canadian dollar. Private-sector forecasters expect the dollar to average close to 89 cents US in 2015, with forecasts ranging from 86 cents US to 92 cents US for the year. The dollar is forecast to rise modestly in 2016 and 2017, averaging 92 cents US in 2017.

Forecasts for key external factors are summarized in the table below. These are used as the basis for the Ministry of Finance’s forecast for Ontario’s economic growth.

TABLE 2.2 Outlook for External Factors
	2011	2012	2013	2014	p	2015	p	2016	p	2017	p
World Real GDP Growth (Per Cent)	4.1	3.4	3.3	3.3		3.8		4.0		4.1
U.S. Real GDP Growth (Per Cent)	1.6	2.3	2.2	2.2		3.1		2.9		2.7
West Texas Intermediate Crude Oil ($US/bbl.)	95	94	98	98		93		95		98
Canadian Dollar (Cents US)	101.1	100.1	97.1	90.8		89.5		91.0		92.0
Three-Month Treasury Bill Rate1 (Per Cent)	0.9	0.9	1.0	0.9		1.2		2.0		3.0
10-Year Government Bond Rate1 (Per Cent)	2.8	1.9	2.3	2.2		2.9		3.5		4.2
p = Ontario Ministry of Finance planning projection based on external sources.
1 Government of Canada interest rates.
Sources: IMF World Economic Outlook (October 2014), U.S. Bureau of Economic Analysis, Blue Chip Economic Indicators (October 2014), U.S. Energy Information Administration, Bank of Canada, Ontario Ministry of Finance Survey of Forecasts (October 2014) and Ontario Ministry of Finance.

Table 2.3 provides current estimates of the impact of sustained changes in key external factors on the growth of Ontario’s real GDP, assuming other external factors remain unchanged. The relatively wide range for the impacts reflects uncertainty regarding how the economy would be expected to respond to these changes in external conditions.

TABLE 2.3 Impacts of Sustained Changes in Key External Factors on Ontario’s Real GDP Growth (Percentage Point Change)
	First Year	Second Year
Canadian Dollar Depreciates by Five Cents US	+0.1 to +0.8	+0.2 to +0.9
Crude Oil Prices Decrease by $10 US per Barrel	+0.1 to +0.3	+0.1 to +0.3
U.S. Real GDP Growth Increases by One Percentage Point	+0.3 to +0.7	+0.4 to +0.8
Canadian Interest Rates Increase by One Percentage Point	–0.1 to –0.5	–0.2 to –0.6
Source: Ontario Ministry of Finance.

Outlook for Ontario Economic Growth

The Ministry of Finance is forecasting continued growth in Ontario’s economy, with real GDP projected to rise by 1.9 per cent in 2014 and 2.4 per cent annually in 2015, 2016 and 2017. This compares to a forecast for real GDP growth at the time of the 2014 Budget of 2.1 per cent in 2014, 2.5 per cent in both 2015 and 2016, and 2.6 per cent in 2017.

Gains in exports and business investment will lead economic growth over the forecast period. Household spending will also rise moderately, in line with gains in household income.

Ontario employment is expected to grow by 57,000 jobs in 2014. Employment growth is projected to pick up in 2015 alongside improving output growth and business confidence. Employment is forecast to rise by 90,000 jobs or 1.3 per cent in 2015 and then increase by an average of 103,000 jobs or 1.4 per cent per year over 2016 and 2017. Ontario’s unemployment rate is expected to average 7.3 per cent in 2014 and fall steadily to an average annual rate of 6.3 per cent in 2017.

Household disposable income is projected to grow by 3.6 per cent in 2014, up from 2.7 per cent in 2013, and then increase by an average of 4.8 per cent annually over the 2015 to 2017 period.

Following two years of increases below 2.0 per cent, the Ontario Consumer Price Index (CPI) is expected to increase by 2.1 per cent in 2014. Sharp increases in world food and energy prices at the beginning of the year, a reflection of harsh winter weather and geopolitical tensions, contributed to higher inflation in 2014. The lower Canadian dollar also contributed to higher consumer prices by increasing the price of imported goods. Consumer prices are expected to increase by an average of 2.0 per cent each year over the 2015 to 2017 period.

Housing starts are expected to total 58,000 units in 2014, down slightly from 61,100 units in 2013. Existing home sales are expected to increase modestly in 2014, following a 0.5 per cent increase in 2013. Demand for new homes in Ontario will continue to be sustained by growth in the population. Housing starts are expected to average 65,300 units per year between 2015 and 2017, largely in line with underlying demographic requirements.

The average Ontario resale home price is expected to increase by nearly 4.0 per cent in 2014. Going forward, a more balanced housing market is expected to contribute to stable average home prices. Although interest rates are predicted to rise gradually over the medium term, mortgage carrying costs are expected to remain affordable.

Canada’s household debt-to-income ratio was 163.6 per cent in the second quarter of 2014. Although the debt-to-income ratio changed little over the past five quarters, the level of household debt in Canada remains elevated. Debt service costs as a per cent of household disposable income, a measure of the affordability of interest payments, declined from a high of 9.2 per cent in the fourth quarter of 2007 to 7.0 per cent in the second quarter of 2014, its lowest level on record and a reflection of low interest rates.

Business investment is expected to be one of the drivers of Ontario economic growth over the forecast period. After underperforming over the past two years, private-sector investments in machinery and equipment are expected to increase in the near term, supported by rising corporate profits and improving demand conditions. The Bank of Canada Business Outlook Survey, published in October 2014, supports this outlook for rising business investment over the next 12 months.

The net operating surplus of corporations increased 4.4 per cent in the first half of 2014 compared to the same period a year earlier and is projected to grow by an average of 5.2 per cent annually over the next three years. As a share of Ontario GDP, the net operating surplus of corporations increased to 11.5 per cent in the second quarter of 2014, its highest reading in seven quarters.

The composition and destination of Ontario’s exports have evolved and diversified over the last decade. The share of Ontario’s exports destined for the United States has declined from 91.5 per cent in 2003 to 78.5 per cent in 2013. Over the same period, the share of Ontario’s exports to the European Union and other countries has more than doubled.

The shift in Ontario’s trade has included strong gains in exports to the rest of Canada and in exports of high value-added services. From 2003 to 2013, Ontario’s total exports to other provinces increased by 37 per cent. Over the same period, exports of services increased by about 58 per cent, while exports of goods declined 1.7 per cent.

Although markets for Ontario exports have become more diversified in recent years, the United States remains by far Ontario’s largest trading partner. Solid growth in the United States will support strong demand for Ontario exports. U.S. motor vehicle sales are expected to rise 5.8 per cent in 2014 and 2.4 per cent in 2015. Other key sectors of the U.S. economy that are important for Ontario exports, including residential construction and industrial production, are also projected to increase strongly over the next few years.

Overall, Ontario’s total exports in real terms are projected to increase by 3.6 per cent in 2014 and by an average of 3.7 per cent between 2015 and 2017.

Details of the Ontario Economic Outlook

The following table provides details of the Ministry of Finance’s economic outlook for 2014 to 2017.

TABLE 2.4 The Ontario Economy, 2012 to 2017 (Per Cent Change)
	Actual		Projection
	2012	2013	2014	2015	2016	2017
Real Gross Domestic Product	1.7	1.3	1.9	2.4	2.4	2.4
Household Consumption	1.5	2.1	2.0	2.2	2.6	2.7
Residential Construction	4.7	(2.3)	0.0	1.1	1.6	2.0
Non-residential Construction	7.8	(5.2)	(1.5)	4.8	3.0	3.4
Machinery and Equipment	(2.8)	(8.2)	2.0	6.1	5.3	5.1
Exports	3.3	1.8	3.6	4.4	3.5	3.2
Imports	1.8	0.1	2.5	3.3	2.5	2.6
Nominal Gross Domestic Product	3.2	2.4	3.5	4.4	4.4	4.4
Other Economic Indicators
Retail Sales	1.6	2.3	4.2	4.1	4.3	4.4
Housing Starts (000s)	76.7	61.1	57.9	60.0	67.0	69.0
Home Resales	(1.9)	0.5	1.0	(0.5)	0.5	2.1
Primary Household Income	3.6	2.9	3.7	4.4	4.7	4.6
Compensation of Employees	3.5	2.8	3.4	4.6	4.6	4.6
Net Operating Surplus — Corporations	(0.6)	0.0	4.7	5.2	5.7	4.8
Consumer Price Index	1.4	1.0	2.1	2.0	2.0	2.0
Employment	0.8	1.4	0.8	1.3	1.4	1.5
Job Creation (000s)	52	96	57	90	98	107
Unemployment Rate (Per Cent)	7.8	7.5	7.3	7.1	6.6	6.3
Key External Variables
U.S. Real Gross Domestic Product	2.3	2.2	2.2	3.1	2.9	2.7
WTI Crude Oil ($ US per Barrel)	94	98	98	93	95	98
Canadian Dollar (Cents US)	100.1	97.1	90.8	89.5	91.0	92.0
3-month Treasury Bill Rate1	0.9	1.0	0.9	1.2	2.0	3.0
10-year Government Bond Rate1	1.9	2.3	2.2	2.9	3.5	4.2
1 Government of Canada interest rates (per cent).
Sources: Statistics Canada, Canada Mortgage and Housing Corporation, Canadian Real Estate Association, Bank of Canada, U.S. Bureau of Economic Analysis, Blue Chip Economic Indicators (October 2014), U.S. Energy Information Administration and Ontario Ministry of Finance.

Private-Sector Forecasts

The Ministry of Finance consults with private-sector economists and tracks their forecasts to inform the government’s planning assumptions. Additionally, in the process of preparing the 2014 Ontario Economic Outlook and Fiscal Review, the Minister of Finance met with private-sector economists to discuss their views on the economy. All private-sector economists are projecting continued growth for Ontario over the forecast horizon. On average, private-sector economists are projecting growth of 2.0 per cent in 2014 and 2.5 per cent annually in 2015, 2016 and 2017. For prudent fiscal planning, the Ministry of Finance’s real GDP growth projections are slightly below the average private-sector forecast.

TABLE 2.5 Private-Sector Forecasts for Ontario Real GDP Growth (Per Cent)
	2014	2015	2016	2017
BMO Capital Markets (October)	2.0	2.4	–	–
Central 1 Credit Union (September)	1.7	2.2	2.5	3.3
Centre for Spatial Economics (July)	2.0	2.5	2.5	2.4
CIBC World Markets (September)	2.3	2.8	2.4	–
Conference Board of Canada (July)	1.5	2.5	2.1	2.2
Desjardins Group (October/June)	2.0	2.4	2.5	2.1
IHS Global Insight (July)	2.0	2.4	2.7	2.4
Laurentian Bank Securities (August)	1.9	2.1	–	–
National Bank (September)	2.1	2.4	–	–
RBC Financial Group (September)	2.1	2.8	–	–
Scotiabank Group (October)	2.0	2.5	2.3	–
TD Bank Financial Group (October)	2.2	2.7	2.3	–
University of Toronto (October)	2.0	2.8	2.9	2.8
Private-Sector Survey Average	2.0	2.5	2.5	2.5
Ontario’s Planning Assumption	1.9	2.4	2.4	2.4
Sources: Ontario Ministry of Finance Survey of Forecasts (October 2014) and Ontario Ministry of Finance.

Change in the Economic Outlook

The current private-sector average outlook for Ontario real GDP growth is 2.0 per cent in 2014, down from the 2.2 per cent projected at the time of the 2014 Budget. The softer outlook reflects weak growth in the first quarter of the year due in large part to harsh winter weather. Forecasts for 2015 through 2017 have also been revised down slightly compared to forecasts at the time of the 2014 Budget.

Comparison to the 2014 Budget

Compared to the 2014 Budget, key forecast changes include:

†	lower real GDP growth in 2014, 2015 and 2016;
†	stronger CPI inflation in 2014 and 2015; and
†	slower employment growth in 2014, 2015 and 2016.

TABLE 2.6 Changes in Ministry of Finance Key Economic Forecast Assumptions: 2014 Budget Compared to 2014 Fall Economic Statement (FES) (Per Cent Change) 2014p 2015p 2016p

	2014 Budget	2014 FES	2014 Budget	2014 FES	2014 Budget	2014 FES
Real Gross Domestic Product	2.1	1.9	2.5	2.4	2.5	2.4
Nominal Gross Domestic Product	3.5	3.5	4.4	4.4	4.4	4.4
Retail Sales	4.1	4.2	4.0	4.1	4.4	4.3
Housing Starts (000s)	58.0	57.9	60.0	60.0	67.0	67.0
Primary Household Income	3.3	3.7	4.4	4.4	4.7	4.7
Compensation of Employees	3.5	3.4	4.6	4.6	4.6	4.6
Net Operating Surplus — Corporations	4.4	4.7	4.2	5.2	5.0	5.7
Employment	1.1	0.8	1.5	1.3	1.6	1.4
Job Creation (000s)	73	57	107	90	110	98
Consumer Price Index	1.5	2.1	1.9	2.0	2.0	2.0
Key External Variables
U.S. Real Gross Domestic Product	2.7	2.2	3.0	3.1	2.9	2.9
WTI Crude Oil ($ US per Barrel)	97	98	96	93	96	95
Canadian Dollar (Cents US)	90.0	90.8	91.0	89.5	92.0	91.0
3-month Treasury Bill Rate1 (Per Cent)	1.0	0.9	1.3	1.2	2.4	2.0
10-year Government Bond Rate1 (Per Cent)	2.8	2.2	3.5	2.9	3.9	3.5
p = Ontario Ministry of Finance planning projection. 1 Government of Canada interest rates. Sources: Blue Chip Economic Indicators (March, April and October 2014) and Ontario Ministry of Finance.

Chapter III

Fiscal Outlook

Section A:  Overview

The government is committed to balancing the budget by 2017–18 in a fair and responsible way. This approach will help protect the critical public services that support the well-being of Ontarians, while improving the fiscal sustainability of the province.

For five years in a row, the government has beaten the deficit targets it established after the 2008–09 global recession. In September, the Public Accounts of Ontario 2013–2014 reported that the deficit for 2013–14 was $10.5 billion, an improvement of $1.3 billion compared with the projection in the 2013 Budget.

Although the global economic environment remains challenging, there are signs that Ontario’s economic expansion is gaining momentum in 2014, following weak growth in 2013.

Even though the current revenue outlook is lower than projected in the 2014 Budget, the government is committed to eliminating the deficit by 2017–18. The government projects deficits of $12.5 billion in 2014–15, $8.9 billion in 2015–16 and $5.3 billion in 2016–17, with a return to balance in 2017–18, consistent with the plan outlined in the 2014 Budget.

Interest on debt expense is currently forecast to be below the 2014 Budget estimate, which is helping to mitigate the decline in the revenue outlook. Projected program expense is essentially unchanged from the 2014 Budget, reflecting the government’s ongoing commitment to manage spending and ensure every dollar counts.

The government is committed to putting the province and its people in a position to succeed by helping to spur growth and create new jobs. It has also taken important steps towards delivering on actions to eliminate the deficit that were outlined in the 2014 Budget. Together, these government priorities and progress on actions to eliminate the deficit will help the Province achieve the fiscal targets it set out in the 2014 Budget.

Should economic conditions persist that result in the Province’s revenue outlook falling further below the 2014 Budget projection, the government will consider other tools, as necessary, to balance the budget by 2017–18. This would be done while continuing to make critical investments in the programs and services that people depend on, such as health and education.

Section B:  2014–15 Fiscal Performance

The deficit for 2014–15 is currently projected to be $12.5 billion, unchanged from the 2014 Budget forecast.

The Province’s total revenue projection for 2014–15 of $118,362 million is $509 million lower than the 2014 Budget forecast, largely reflecting a lower-than-projected level of tax revenue in 2013–14 that carries forward over the medium term, as well as a one-time decline in Corporations Tax revenue related to assessments for prior years.

The 2014–15 total expense outlook is $208 million lower than the projection in the 2014 Budget. This is due to lower-than-forecast interest on debt expense, resulting primarily from lower-than-forecast interest rates and a one-time gain from the sale of asset-backed commercial paper that was written down in prior fiscal years. Projected program expense is essentially unchanged from the 2014 Budget, reflecting the government’s commitment to manage spending and ensure every dollar counts.

The 2014 Budget included a $1 billion reserve in 2014–15 to protect against adverse changes in the Province’s revenue and expense. Consistent with this, the reserve is being reduced by $300 million to mitigate the remaining impact of the decline in the revenue outlook. This maintains a reserve of $700 million in 2014–15.

TABLE 3.1 2014–15 In-Year Fiscal Performance ($ Millions)
	Budget Plan	Current Outlook	In-Year Change
Revenue	118,871	118,362	(509)
Expense
Programs	119,366	119,374	8
Interest on Debt	11,010	10,794	(216)
Total Expense	130,376	130,168	(208)
Reserve	1,000	700	(300)
Surplus/(Deficit)	(12,505)	(12,507)	(1)
Note: Numbers may not add due to rounding.

2014–15 Revenue Changes since the 2014 Budget

The 2014–15 revenue projection of $118,362 million is $509 million below the 2014 Budget outlook, largely reflecting a lower level of tax revenue in 2013–14 as well as a one-time decline in Corporations Tax revenue related to assessments for prior years. The impact of the lower 2013–14 tax revenue base extends over the medium term. The outlook for Income from Government Business Enterprises and for Other Non-Tax Revenue is unchanged from the 2014 Budget outlook.

TABLE 3.2 Summary of Revenue Changes since the 2014 Budget ($ Millions)
		2014–15
Taxation
Corporations Tax	(398)
Personal Income Tax	(87)
Sales Tax	(51)
Ontario Health Premium	20
Total Taxation		(517)
Government of Canada		8
Total Revenue Changes since the 2014 Budget		(509)
Note: Numbers may not add due to rounding.

Details of 2014–15 In-Year Revenue Changes

Key changes to revenue projections since the 2014 Budget include the following:

†
Corporations Tax revenue is down $398 million, mostly because tax assessments for 2012 and earlier years are lower than estimated at the time of the 2014 Budget. These prior-year variances have a one-time impact.

†
Personal Income Tax revenue is down $87 million, due to lower 2013 tax revenue of $227 million based on tax returns processed since the 2014 Budget, partially offset by a one-time prior-year adjustment of $140 million.

†	Sales Tax revenue is $51 million lower, mostly due to a lower estimate of Ontario’s Harmonized Sales Tax (HST) entitlement for 2014, provided by the federal government in June 2014.
†
Ontario Health Premium revenue is projected to be up $20 million, as a result of a one-time prior-year adjustment of $28 million, partially offset by lower tax revenue of $8 million based on tax returns processed since the 2014 Budget.

†	Government of Canada transfers are $8.3 million higher, due to the extension of the Targeted Initiative for Older Workers program, with a corresponding increase in expense.

2014–15 Expense Changes since the 2014 Budget

The 2014–15 total expense outlook, at $130,168 million, is $208 million lower than the projection in the 2014 Budget.

TABLE 3.3 Summary of Expense Changes since the 2014 Budget ($ Millions)
2014–15
Program Expense Changes
Emergency Forest Firefighting	15.0
Targeted Initiative for Older Workers	8.3
Funding to Support Ebola Containment	3.0
400th Anniversary of the Francophone Presence in Ontario	1.1
Other Program Expense	(1.1)
Contingency Fund	(18.0)
Total Program Expense Changes	8.3
Interest on Debt	(215.9)
Total Expense Changes since the 2014 Budget	(207.6)
Note: Numbers may not add due to rounding.

Details of 2014–15 In-Year Expense Changes

Key changes to expense projections since the 2014 Budget with offsets from the Contingency Funds include:

†	An increase of $15.0 million to support emergency forest firefighting activities until the end of the 2014 fire season.
†	An increase of $3.0 million to help front-line responders contain the Ebola outbreak in West Africa.

Other key changes to expense projections since the 2014 Budget include:

†	An increase of $1.1 million to support cultural celebrations marking the 400th anniversary of the Francophone presence in Ontario, offset by a transfer from the Ministry of Finance.
†	An increase of $8.3 million for the Targeted Initiative for Older Workers program, offset by federal funding to extend the program
†
Interest on debt expense is $215.9 million lower than forecast in the 2014 Budget. This reduction is primarily the result of lower-than-forecast interest rates and a one-time gain from the sale of asset-backed commercial paper that was written down in prior fiscal years.

Section C:Medium-Term Fiscal Outlook

Ontario’s Recovery Plan

The government projects deficits of $12.5 billion in 2014–15, $8.9 billion in 2015–16 and $5.3 billion in 2016–17, unchanged from the forecast outlined in the 2014 Budget.

The medium-term revenue outlook has declined since the 2014 Budget, reflecting a lower forecast for taxation revenue.

Total expense is now projected to be lower than forecast at the time of the 2014 Budget, as a result of lower projected interest on debt expense.

A $1.2 billion annual reserve is maintained in each of 2015–16, 2016–17 and 2017–18 to protect the fiscal outlook against adverse changes in the Province’s revenue and expense.

Even in the face of a decline in the revenue outlook, the government is committed to balancing the budget by 2017–18, and will do so in a way that is both fiscally responsible and fair.

TABLE 3.4 Ontario’s Recovery Plan ($ Billions)
	Current Outlook	Medium-Term Outlook		Extended Outlook
	2014–15	2015–16	2016–17	2017–18
Revenue	118.4	124.2	129.0	134.5
Expense
Programs	119.4	120.1	120.2	119.4
Interest on Debt	10.8	11.8	12.9	13.9
Total Expense	130.2	131.9	133.2	133.3
Reserve	0.7	1.2	1.2	1.2
Surplus/(Deficit)	(12.5)	(8.9)	(5.3)	–
Note: Numbers may not add due to rounding.

The Province will continue to invest in people’s skills and talents; build modern infrastructure and transportation networks; create a supportive and dynamic business climate; and strengthen retirement income security for all Ontarians. This will help grow the economy, protect revenue and create jobs. In addition, the program expense outlook over the medium term is essentially unchanged from the 2014 Budget.

Together, these government priorities and actions to make every dollar count will help support eliminating the deficit and improve the fiscal sustainability of the province.

Medium-Term Revenue Outlook

The medium-term revenue outlook reflects current revenue information and projections for the Ontario economy as outlined in Chapter II: Economic Outlook, as well as the estimated impact of government policy measures. Revenue is projected to grow at an annual average rate of 4.4 per cent from 2014–15 to 2016–17.

Key information still to be received, over the remainder of the fiscal year, could have a significant impact on the medium-term outlook. This includes:

†	Final results from 2013 corporate and personal income tax return processing;
†	Entitlement estimates for the Harmonized Sales Tax (HST), which will be provided by the federal government in December 2014;
†	Ongoing monthly receipts for other taxation revenue such as Land Transfer Tax and Employer Health Tax; and
†	Ontario’s 2015–16 Equalization entitlement, which the federal government will provide in December 2014.

TABLE 3.5 Summary of Medium-Term Revenue Outlook ($ Billions)
	Projected Outlook
Revenue	2014–15	2015–16	2016–17
2014 Budget	118.9	124.5	129.4
2014 Ontario Economic Outlook and Fiscal Review	118.4	124.2	129.0
Change since the 2014 Budget	(0.5)	(0.3)	(0.3)
Note: Numbers may not add due to rounding.

The change in the medium-term revenue outlook reflects lower Taxation Revenue than projected in the 2014 Budget. The decline in taxation revenue is largely due to the impact of a lower level of revenue in 2013–14, reflecting weaker 2013 results from processing tax returns during 2014. The impact of the lower 2013–14 revenue carries forward over the medium term. A downward revision to Ontario’s estimated 2014 HST entitlement, provided by the federal government, also contributes to the lower overall revenue outlook.

The forecast for Government of Canada transfers is unchanged from the 2014 Budget outlook, except for an $8.3 million federal funding increase in 2014–15 for the Targeted Initiative for Older Workers program (see Section B of this chapter). Overall transfers are projected to grow at an average annual rate of 4.7 per cent over the medium term. The increase over the forecast period largely reflects projected increases in the major Government of Canada transfers.

The outlook for Income from Government Business Enterprises is unchanged from the 2014 Budget outlook. Overall revenue from government enterprises is projected to increase at an annual average rate of 4.3 per cent over the outlook.

The forecast for Other Non-Tax Revenue is unchanged from the 2014 Budget outlook and is based on information provided by government ministries and provincial agencies. Other Non-Tax Revenue is projected to decrease by an average annual rate of 4.2 per cent, largely reflecting lower, fiscally neutral power supply contract recoveries, the removal of the Debt Retirement Charge cost from residential users’ electricity bills, and lower miscellaneous revenue.

Medium-Term Revenue Outlook Has Declined since the 2010 Budget

Since the 2010 Budget, the medium-term outlook for revenue has declined, reflecting, in part, slower economic growth in a challenging global environment.

Before the impact of 2014 Budget measures, the revenue outlook in the 2014 Ontario Economic Outlook and Fiscal Review is $7.8 billion below the 2010 Budget projection in 2014–15 and $9.1 billion below by 2016–17.

Medium-Term Expense Outlook

Total expense is projected to grow to $133.2 billion by 2016–17 — below the forecast included in the 2014 Budget — due to lower interest on debt expense.

Ontario’s medium-term forecast for interest on debt expense is currently forecast to be below the 2014 Budget estimate, primarily as a result of lower-than-forecast interest rates. These savings mitigate the impact of the decline in the medium-term outlook for revenue.

The program expense outlook over the medium term is essentially unchanged from the 2014 Budget.

The government is committed to transforming and modernizing public services to improve outcomes for Ontarians and meet the Province’s fiscal commitments. Through Program Review, Renewal and Transformation, a fundamentally new approach to multi-year planning and budgeting, programs will be reviewed through the lenses of relevance, effectiveness, efficiency and sustainability. Program renewal and transformation opportunities will be identified to improve services and outcomes based on measurable results, to ensure that sustained funding goes to initiatives that work.

Fiscal Prudence

As required by the Fiscal Transparency and Accountability Act, 2004, Ontario’s fiscal plan incorporates prudence in the form of a reserve to protect the fiscal outlook against adverse changes in the Province’s revenue and expense. Consistent with its purpose, the reserve is being reduced by $0.3 billion in 2014–15, to $0.7 billion, to help mitigate the impact of the decline in Ontario’s revenue outlook. The government is maintaining the $1.2 billion reserve that was set out in the 2014 Budget in each of 2015–16, 2016–17 and 2017–18.

The fiscal plan also includes contingency funds (both operating and capital) to help mitigate expense risks — particularly in cases where health and safety may be compromised or services to the most vulnerable are jeopardized — that may otherwise negatively impact Ontario’s fiscal performance.

Section D:  Details of Ontario’s Finances

Fiscal Tables and Charts

This section provides information on the Province’s historical financial performance, key fiscal indicators, and details of Ontario’s fiscal plan and outlook.

TABLE 3.6 Ontario’s Recovery Plan ($ Billions)
	Current Outlook	Medium-Term Outlook		Extended Outlook
	2014–15	2015–16	2016–17	2017–18
Revenue	118.4	124.2	129.0	134.5
Expense
Programs	119.4	120.1	120.2	119.4
Interest on Debt	10.8	11.8	12.9	13.9
Total Expense	130.2	131.9	133.2	133.3
Reserve	0.7	1.2	1.2	1.2
Surplus/(Deficit)	(12.5)	(8.9)	(5.3)	–
Net Debt	287.3	303.3	315.2	322.5
Accumulated Deficit	189.1	198.0	203.3	203.3
Note: Numbers may not add due to rounding.

TABLE 3.7 Revenue ($ Millions)
	2011–12	2012–13	Actual 2013–14	Current Outlook 2014–15
Taxation Revenue
Personal Income Tax	24,548	25,574	26,929	29,085
Sales Tax1	20,159	20,957	20,481	21,886
Corporations Tax	9,944	12,093	11,423	9,856
Education Property Tax2	5,765	5,511	5,457	5,661
Employer Health Tax	5,092	5,137	5,283	5,551
Ontario Health Premium	2,916	3,067	3,128	3,341
Gasoline Tax	2,380	2,390	2,363	2,395
Land Transfer Tax	1,432	1,484	1,614	1,604
Tobacco Tax	1,150	1,142	1,110	1,300
Fuel Tax	710	710	718	734
Beer and Wine Tax	561	560	557	572
Electricity Payments-In-Lieu of Taxes	367	324	543	329
Other Taxes	574	469	360	536
	75,598	79,418	79,966	82,848
Government of Canada
Canada Health Transfer	10,705	11,315	11,940	12,350
Canada Social Transfer	4,469	4,591	4,689	4,841
Equalization	2,200	3,261	3,169	1,988
Infrastructure Programs	362	116	123	296
Labour Market Programs	904	897	909	910
Social Housing	489	483	474	458
Wait Times Reduction Fund	97	97	96	–
Other Federal Payments	2,079	901	877	1,047
	21,305	21,661	22,277	21,890
Government Business Enterprises
Ontario Lottery and Gaming Corporation	1,882	1,816	2,009	2,053
Liquor Control Board of Ontario	1,659	1,721	1,723	1,779
Ontario Power Generation Inc./Hydro One Inc.	872	932	1,605	1,194
	4,413	4,469	5,337	5,026
Other Non-Tax Revenue
Reimbursements	831	932	962	996
Vehicle and Driver Registration Fees	1,075	1,125	1,248	1,442
Electricity Debt Retirement Charge	952	939	954	940
Power Supply Contract Recoveries	1,372	1,323	1,296	959
Sales and Rentals	1,193	1,188	1,160	2,058
Other Fees and Licences	776	760	759	795
Net Reduction of Power Purchase Contract Liability	317	263	243	217
Royalties	200	226	242	274
Miscellaneous Other Non-Tax Revenue3	1,741	1,065	1,467	917
	8,457	7,821	8,331	8,598
Total Revenue	109,773	113,369	115,911	118,362
1  Sales Tax revenue is net of the Ontario Sales Tax Credit and the energy component of the Ontario Energy and Property Tax Credit.
2  Education Property Tax revenue is net of the property tax credit component of the Ontario Energy and Property Tax Credit and the Ontario Senior Homeowners’ Property Tax Grant.
3  Relatively high Miscellaneous Other Non-Tax revenue in 2011–12 reflects one-time revenues from Chrysler’s repayment of an Ontario loan and higher-than-usual recoveries of prior-year-expenditures. In 2013–14, it includes the gain on the sale of the Province’s shares of General Motors Company.
Note: Numbers may not add due to rounding.

TABLE 3.8 Total Expense ($ Millions)
Ministry Expense	2011–12	2012–13	Actual 2013–14	Current Outlook 2014–15
Aboriginal Affairs1	67	65	63	70.7
Agriculture and Food / Rural Affairs1	1,038	1,016	864	1,137.4
Attorney General	1,705	1,683	1,813	1,774.2
Board of Internal Economy	271	197	199	204.8
Children and Youth Services	3,855	3,912	3,997	4,222.0
Citizenship and Immigration	130	130	120	120.7
Community and Social Services	9,347	9,720	10,001	10,791.0
Community Safety and Correctional Services1	2,170	2,280	2,346	2,433.9
Consumer Services	19	20	24	25.2
Economic Development, Trade and Employment / Research and Innovation1	973	963	822	1,011.9
Education1	23,041	23,141	23,644	24,839.9
Energy1	498	341	312	332.8
Environment1	524	485	480	490.2
Executive Offices	31	30	30	35.8
Finance1	933	849	889	1,014.3
Francophone Affairs, Office of	5	5	5	5.2
Government Services1	1,104	1,143	785	1,028.8
Health and Long-Term Care	46,491	47,571	48,909	50,054.8
Infrastructure1	331	66	152	279.6
Labour	184	281	303	311.2
Municipal Affairs and Housing1	823	825	840	879.6
Natural Resources1	719	694	720	713.2
Northern Development and Mines	726	718	719	754.3
Tourism, Culture and Sport1	1,170	1,424	1,337	1,235.7
Training, Colleges and Universities1	7,113	7,346	7,581	7,847.1
Transportation	2,339	2,478	2,823	3,024.9
Interest on Debt2	10,082	10,341	10,572	10,794.1
Other Expense1	7,054	4,863	6,012	6,085.2
Program Review Savings Target	–	–	–	(250.0)
Year-End Savings3	–	–	–	(1,100.0)
Total Expense	122,742	122,589	126,364	130,168.4
1 Details on other ministry expense can be found in Table 3.9, Details of Other Expense.
2 Interest on debt is net of interest capitalized during construction of tangible capital assets of $234 million in 2011–12, $232 million in 2012–13, $134 million in 2013–14 and $336 million in 2014–15.
3 As in past years, the Year-End Savings provision reflects anticipated underspending that has historically arisen at year-end due to factors such as program efficiencies, and changes in project startups and implementation plans.
Notes:Numbers may not add due to rounding.
The impact of recently announced ministry restructuring will be reflected in future updates.

TABLE 3.9 Details of Other Expense ($ Millions)
Ministry Expense	2011–12	2012–13	Actual 2013–14	Current Outlook 2014–15
Aboriginal Affairs
One-Time Investments — Settlements	28	–	12	–
Agriculture and Food / Rural Affairs
Time-Limited Investments in Infrastructure	247	19	132	47.1
Time-Limited Assistance	–	–	17	6.5
Community Safety and Correctional Services
Time-Limited Support for 2015 Pan/Parapan American Games Security	1	1	6	44.9
Economic Development, Trade and Employment / Research and Innovation
Time-Limited Investments for Youth	–	–	50	50.0
Education
Teachers’ Pension Plan1	523	895	873	507.0
One-Time Savings — Labour Savings	–	(1,296)	–	–
Energy
Ontario Clean Energy Benefit	1,033	994	1,006	1,100.0
Environment
Time-Limited Investments	–	78	–	–
Finance
Harmonized Sales Tax Transitional Support	1,440	–	–	–
Ontario Municipal Partnership Fund	598	592	569	541.5
Operating Contingency Fund	–	–	–	397.0
Power Supply Contract Costs	1,375	1,323	1,296	959.1
Transition Fund	–	–	–	80.0
Government Services
Pension and Other Employee Future Benefits	1,300	1,519	1,265	1,170.0
Infrastructure
Federal-Provincial Infrastructure Programs	–	–	–	241.7
Capital Contingency Fund	–	–	–	100.0
Municipal Affairs and Housing
Time-Limited Investments in Municipal Social and Affordable Housing	59	158	155	155.2
Time-Limited Investments	9	42	208	–
Natural Resources
Emergency Forest Firefighting	209	180	92	85.1
Tourism, Culture and Sport
Time-Limited Investments — Sport Program	37	–	–	–
One-Time Investments	3	–	–	–
Time-Limited Investments to Support 2015 Pan/ Parapan American Games	59	358	332	600.1
Training, Colleges and Universities
Time-Limited Investments	133	–	–	–
Total Other Expense	7,054	4,863	6,012	6,085.2
1 Numbers reflect Public Sector Accounting Board pension expense. Ontario’s matching contributions to the plan grow from $1,344 million in 2011–12 to $1,532 million in 2014–15.
Notes: Numbers may not add due to rounding.
The impact of recently announced ministry restructuring will be reflected in future updates.

TABLE 3.10 2014–15 Infrastructure Expenditures ($ Millions)
Sector	Total Infrastructure Expenditures 2013–14 Actual	2014–15 Current Outlook
		Investment in Capital Assets1	Transfers and Other Infrastructure Expenditures2	Total Infrastructure Expenditures
Transportation
Transit	2,489	2,630	519	3,150
Provincial Highways	1,792	2,472	–	2,472
Other Transportation3	580	750	95	845
Health
Hospitals	2,903	3,341	287	3,629
Other Health	317	206	203	409
Education	1,735	1,724	58	1,781
Postsecondary
Colleges	353	368	–	368
Universities	155	–	168	168
Water/Environment	134	57	96	153
Municipal and Local Infrastructure	673	8	643	651
Justice	302	129	125	254
Other	353	481	132	613
Subtotal	11,786	12,167	2,326	14,493
Less: Other Partner Funding4	1,827	1,666	–	1,666
Total Excluding Partner Funding	9,960	10,500	2,326	12,826
Less: Other Capital Contributions5	319	284	262	546
Total Provincial Expenditure6	9,641	10,216	2,064	12,280
1 Investment in Capital Assets includes interest capitalized during construction of tangible capital assets of $336 million.
2 Mainly consists of transfers for capital purposes to municipalities and universities, and expenditures for capital repairs.
3 Other Transportation includes highway planning activities, property acquisition, highway service centres and other infrastructure programs (e.g., winter roads, remote airports).
4 Third-party contributions to capital investment in consolidated schools, colleges, hospitals and provincial agencies.
5 Mostly federal government transfers for capital investments.
6 Total Provincial Infrastructure Expenditure includes Investment in Capital Assets of $7.9 billion for 2013–14.
Note: Numbers may not add due to rounding.

TABLE 3.11 Ten-Year Review of Selected Financial and Economic Statistics1 ($ Millions)
	2005–06	2006–07	2007–08
Revenue	90,738	97,120	104,115
Expense
Programs	81,421	86,020	94,601
Interest on Debt3	9,019	8,831	8,914
Total Expense	90,440	94,851	103,515
Surplus/(Deficit) Before Reserve	298	2,269	600
Reserve	–	–	–
Surplus/(Deficit)	298	2,269	600
Net Debt4	152,702	153,742	156,616
Accumulated Deficit	109,155	106,776	105,617
Gross Domestic Product (GDP) at Market Prices	552,769	574,292	597,803
Primary Household Income	363,479	382,688	401,978
Population — July (000s)	12,528	12,662	12,764
Net Debt per Capita (dollars)	12,189	12,142	12,270
Household Income per Capita (dollars)	29,013	30,224	31,493
Interest on Debt as a per cent of Revenue	9.9	9.1	8.6
Net Debt as a per cent of GDP	27.6	26.8	26.2
Accumulated Deficit as a per cent of GDP	19.7	18.6	17.7
1 Revenue and expense have been restated to reflect a fiscally neutral accounting change for the revised presentation of education property taxes, as described in the 2010 Ontario Budget; a fiscally neutral accounting change related to the reclassification of government agencies and organizations as described in the 2011 Ontario Economic Outlook and Fiscal Review; and a fiscally neutral reclassification of a number of tax measures that are transfers or grants, as described in the 2012 Ontario Budget.
2 Starting in 2009–10, investments in minor tangible capital assets owned by the Province were capitalized and amortized to expense. All capital assets owned by consolidated organizations are being accounted for in a similar manner.
3 Interest on debt is net of interest capitalized during construction of tangible capital assets of $234 million in 2011–12, $232 million in 2012–13, $134 million in 2013–14 and $336 million in 2014–15.
4 Starting in 2009–10, Net Debt includes the net debt of hospitals, school boards and colleges, consistent with Public Sector Accounting Board standards. For comparative purposes, Net Debt has been restated from 2005–06 to 2008–09 to conform with this revised presentation. Net Debt has also been restated in 2005–06 to reflect the value of hydro corridor lands transferred to the Province from Hydro One Inc.
Sources: Statistics Canada and Ontario Ministry of Finance.

2008–09	2009–102	2010–11	2011–12	2012–13	Actual 2013–14	Current Outlook 2014–15
97,532	96,313	107,175	109,773	113,369	115,911	118,362

95,375	106,856	111,706	112,660	112,248	115,792	119,374
8,566	8,719	9,480	10,082	10,341	10,572	10,794
103,941	115,575	121,186	122,742	122,589	126,364	130,168
(6,409)	(19,262)	(14,011)	(12,969)	(9,220)	(10,453)	(11,807)
–	–	–	–	–	–	700
(6,409)	(19,262)	(14,011)	(12,969)	(9,220)	(10,453)	(12,507)
169,585	193,589	214,511	235,582	252,088	267,190	287,288
113,238	130,957	144,573	158,410	167,132	176,634	189,141
604,282	595,433	629,500	658,635	679,616	695,705	720,055
413,032	413,152	425,140	444,343	460,133	473,702	491,229
12,883	12,998	13,135	13,264	13,410	13,551	13,679
13,164	14,894	16,331	17,762	18,798	19,717	21,003
32,061	31,787	32,367	33,501	34,312	34,957	35,912
8.8	9.1	8.8	9.2	9.1	9.1	9.1
28.1	32.5	34.1	35.8	37.1	38.4	39.9
18.7	22.0	23.0	24.1	24.6	25.4	26.3

Chapter IV

National Leadership:
Strong Ontario,
Strong Canada

Overview:  Time for Federal–Provincial Partnership

Ontario and the Government of Canada have a long history of creating constructive and forward-looking partnerships. From acting together to support the auto sector to modernizing the sales tax system with the Harmonized Sales Tax (HST) — and more recently, working to establish a Cooperative Capital Markets Regulator together with other provinces — both governments understand that collaboration can yield significant benefits for Ontarians and all Canadians.

Ontario represents nearly 40 per cent of the Canadian economy, and is a leader in many vital sectors, from manufacturing to mining to financial services. Continued collaboration among all orders of government is required to secure long-term productivity and prosperity and build a strong Ontario within a strong Canada.

Ontario is doing its part. The Province is fostering a healthy economy by investing in people’s skills and talents; building modern infrastructure and transportation networks; creating a supportive and dynamic business climate; and strengthening retirement income security for Ontarians. At the same time, the Province is committed to balancing the budget by 2017–18 in a way that is both fiscally responsible and fair. See Chapter I, Section A: Making Every Dollar Count.

While Ontario is delivering on its plan to balance, it is critical that the federal government avoid unilateral actions that hurt Ontarians and put the Province’s fiscal plan at risk. Ontario, like other provinces in the federation, has responsibility for key public services such as health care and education while the federal government collects most of the tax revenue. This situation, called the vertical fiscal imbalance, leaves Ontario’s fiscal sustainability – and that of other provinces — vulnerable to unilateral federal actions.

As the federal government is expected to be in a position to realize significant and growing surpluses beginning in 2015–16, it will have the opportunity to invest in partnerships with the Province on issues that will support job creation and economic growth to improve the lives of Ontarians. Ontario calls on the federal government to join with the provinces to build up the national economy together.

Need for Responsible Federal Actions

Addressing Fiscal Imbalance in the Federation

A recent report by the Conference Board of Canada1 concludes that the federal government can realize significant and growing surpluses in the future, while provinces and territories as a whole will face increasing challenges to achieve fiscal balance at the same time as providing essential programs and services to Canadians.

The federal Parliamentary Budget Officer (PBO) recently confirmed this conclusion in its 2014 “Fiscal Sustainability Report.” This report demonstrates that the federal government has substantial room to invest in programs over the long term and still remain fiscally sustainable, while other orders of government will collectively face longer-term fiscal challenges.

1	Conference Board of Canada, “A Difficult Road Ahead: Canada’s Economic and Fiscal Prospects,” 2014.

Even with this vertical fiscal imbalance, the PBO report shows that provinces and territories are doing their part and reducing the fiscal gap by managing growth in program spending, in particular by controlling health care costs in the face of growing demographic and other pressures. In fact, Ontario has taken action to manage growth in program spending, holding average annual growth to 1.2 per cent between 2010–11 and 2013–14. This action has contributed to Ontario overachieving on its fiscal targets for five years in a row.

Meanwhile, the unilateral federal decision to limit increases for the Canada Health Transfer to the rate of nominal economic growth starting in 2017–18 will remove $21 billion in funding from Canadians’ health care — and $8 billion from health care in Ontario — by 2023–24.

“By indexing federal funding for health care at the rate of growth of GDP, the federal government has mostly insulated itself from the fiscal impact of an ageing population. But provincial governments, with direct constitutional responsibility for the delivery of health care, are unable to do so.”

Parliamentary Budget Officer, Fiscal Sustainability Report 2014.

Unilateral actions by the federal government put Ontario’s fiscal plan and public services at risk, particularly given the vertical fiscal imbalance within the federation. The federal government must avoid decisions that negatively impact Ontarians and Ontario’s economic growth prospects.

Modernizing the Fiscal Arrangements

Current federal–provincial fiscal arrangements continue to work against, not for, the people of Ontario. Ontarians are significant contributors to the Canadian economy, but as discussed in the 2014 Ontario Budget, the shortfall between what the people of Ontario pay in federal taxes versus what they receive in federal transfers and services was roughly $11 billion in 2009–10. This represents $850 per Ontarian or $3,400 for a family of four.

Equalization is a federal program that provides funding intended to support reasonably comparable provincial services across the country. Even this fundamental federal program works against Ontario. Of those provinces that receive Equalization payments, Ontario is the only one that is a net contributor to the program. In 2014–15, Ontarians will contribute approximately $6.5 billion to the Equalization program while Ontario will only receive approximately $2.0 billion in return — representing a net contribution of $4.5 billion — the highest of all provinces.

As the current fiscal arrangements put Ontario at a disadvantage, there is a need for a longer-term focus on creating a fair and transparent system supported by a collaborative federal–provincial process. This will require a principled approach to major transfers. Specifically, the federal government must avoid the unilateral imposition of arbitrary caps and constraints on major transfers.

For example, when Ontario first received Equalization in 2009–10, the federal government unilaterally tied the overall size of the program to the growth rate of national nominal gross domestic product (GDP). Equalization has been a formula-driven program that aims to address disparities between provinces’ ability to pay for public services. However, the GDP constraint means that Equalization funding can only grow at a set rate, regardless of the scale of the disparities between the provinces.

Between 2009–10 and 2014–15, the cumulative impact of the GDP constraint on Ontario’s Equalization payments is approximately $6.7 billion. In 2014–15 alone, the GDP constraint reduced Ontario’s payment by nearly $670 million — over three times more than in 2013–14.

The major focus of the fiscal arrangements has traditionally been on supporting the high-quality social services delivered by provinces that Canadians across the nation rely on. While there is continued need for this support, the federal government should modernize the fiscal arrangements to support economic development across the country as well.

Rather than limiting transfers through unilateral decisions, now is the time for the federal government to partner with provinces and focus on areas that will build the foundation for job creation and economic growth. Ontario calls on the federal government to partner with the provinces to build up the national economy together.

Investing to Improve the Lives of Ontarians

The Province has increased investment to support economic growth, create good, well-paying jobs, and improve the lives of Ontarians. The federal government is lagging behind.

Ontario calls on the federal government to act now, partner with the Province and commit to investments that will make a difference in the lives of Ontarians.

Infrastructure Investment

High-quality public infrastructure will help Ontarians spend less time in traffic and more time at home with their families. It will also get the economy moving by improving access to important markets and allowing goods to move more efficiently, and build strong communities by supporting critical services. See Chapter I, Section C: Building Modern Infrastructure and Transportation Networks for more details.

Over the past year, Premier Kathleen Wynne has shown national leadership by leading a working group of ministers from all provinces and territories examining the critical role infrastructure plays in the economy. In August 2014, the Premier hosted a summit on the future of infrastructure in Canada called “Building Canada Up,” working with partners from government and the private and non-profit sectors to demonstrate the benefits of public infrastructure to the economy.

Ontario continues to lead on this issue locally as well. The Province is investing more than $130 billion in public infrastructure over the next 10 years. This includes making nearly $29 billion in dedicated funding available for public transit, highways and other priority areas such as the government’s commitment of up to $1 billion towards infrastructure development in the Ring of Fire.

The Province invests three times as much as the federal government in public infrastructure in Ontario. Despite this imbalance, the federal government receives roughly equal revenue from the economic activity enabled by modern infrastructure. In a fair partnership, the shares of costs and benefits should be aligned.

Higher levels of investments by the federal government would generate considerable economic benefits, as well as revenue to both orders of government. Ontario is doing its part by investing more than $130 billion in infrastructure over 10 years. In addition, given the fundamental role infrastructure plays in Canada's economic growth, the Province is calling on the federal government to match Ontario’s investments in the Ring of Fire region and significantly increase its investments in public infrastructure.

Ring of Fire

The province’s Ring of Fire area, located about 540 kilometres northeast of Thunder Bay, holds significant deposits of minerals and has the potential to drive the creation of good, high-paying jobs in northern Ontario. The Ring of Fire includes the largest deposit of chromite ever discovered in North America, as well as nickel and other minerals. Chromite is a key ingredient of stainless steel.

Ontario is Canada’s leading jurisdiction for the exploration and production of minerals and a major player around the world. The Ring of Fire has the potential to have a positive economic impact not only on northern Ontario, but also on Canada as a whole.

Ontario is playing a leadership role in the development of the Ring of Fire. The Province has committed up to $1 billion to develop strategic transportation infrastructure. Ontario is calling on the federal government to be an equal partner and match the Province’s investments to build the infrastructure required for this important project in the north that will create jobs, provide opportunities for First Nation communities, and boost the northern economy. A strong and clear federal commitment to match provincial funding would help boost investor confidence and accelerate development in the Ring of Fire.

Support for the Automotive Sector

Ontario and Canada have successfully worked together to make strategic investments in the province’s auto sector, resulting in economic growth and jobs for thousands of Canadians. Ontario’s automotive sector has shown tremendous resilience, with production, shipments and exports on the rebound. As opportunities arise in the future, Ontario will look to collaborate with the federal government to build on this success and strengthen this vital part of Canada’s economy.

Support for Labour Market Development

The Province continues to invest in the skills and talents of Ontarians to help them compete globally and to meet the demands of a rapidly evolving economy. The new Canada–Ontario Job Fund Agreement is a good step forward in supporting skills and training programming, but the federal government has not come far enough to address the critical need for funding. Ontario remains concerned that this gap in funding will create pressures and potentially direct funding away from existing successful skills and training programs for the most vulnerable unemployed workers.

Alongside adequate and reliable funding, good labour market information is critical to helping Ontarians find high-quality, well-paying jobs. Greater coordination between the federal government and the provinces and territories is needed to ensure that a reliable and up-to-date labour market system is available. By working together, the collection and use of labour market information will allow the Province to allocate funding most effectively and improve decision-making for youth, families, employers and the broader public sector.

Labour Market Development Agreements (LMDAs) support proven and effective training programs that help Canadians find work, as evidenced in ongoing federal and provincial–territorial evaluations. The federal government has indicated that it wants to renegotiate the LMDAs; however, it has not provided any evidence to support the need to do so. Any future decisions around LMDAs must continue to be collaborative and evidence-based.

Attracting Skilled Immigrants

Immigration plays a significant role in supporting economic growth and is central to bringing much-needed skills to Ontario’s labour force. It is expected that immigration will account for all of the increase in Ontario’s working-age population over the next 25 years, meaning that immigrants will be one of the main sources of future labour force growth in the province. However, recent federal changes to immigration policy have resulted in fewer skilled immigrants coming to Ontario.

In the fall of 2012, Ontario introduced its first Immigration Strategy to continue attracting the best and brightest to the province. Ontario will re-introduce the Ontario Immigration Act, 2014, which if passed, would strengthen the integrity and effectiveness of the Provincial Nominee Program. It would also position Ontario as a full partner in immigration with the federal government.

Ontario’s Provincial Nominee Program plays a vital role in supporting employers in their efforts to attract and retain the skilled workers they need to be competitive in today’s knowledge-based economy. In 2014, Ontario’s Provincial Nominee target was increased to 2,500. Although progress has been made, it remains well below the 5,000 requested by the Province. The Province urges the federal government to support a strong and resilient workforce in Ontario and increase the Provincial Nominee target.

Partnership on Poverty Reduction

Ontario’s Poverty Reduction Strategy articulates a comprehensive approach to tackling poverty, but the Province needs the federal government to be a partner in this plan.

The federal government is urged to come back to the table as a long-term housing funding partner in the area of social housing. Federal funding for existing social housing units in Ontario will decline from almost half a billion dollars annually to zero by 2033, jeopardizing the maintenance of existing facilities and putting more families at risk of homelessness.

Ontario also encourages the federal government to make enhancements to the Working Income Tax Benefit (WITB). Increases to the WITB would support the incomes of low-wage workers and make it easier for families to participate in employment and remain in the labour market.

Ensuring Old Age Security

In its 2012 budget, the federal government announced changes to the Old Age Security (OAS) benefit, Guaranteed Income Supplement (GIS) and Allowances (ALW). Over the 2023 to 2029 period, the federal government plans to increase the minimum ages of eligibility for OAS and GIS from 65 to 67 and for ALW from 60 to 62. Those changes will have a wide range of negative impacts on seniors in Ontario, particularly vulnerable seniors with low incomes.

As the Province will cover the increased costs associated with the greater demand for social services resulting from these changes, Ontario calls on the federal government to fulfil its promise to fully compensate provinces.

Ensuring Everyone Pays their Fair Share of Taxes

As part of its commitment to having a fair and efficient tax administration system, Ontario continues to work with the federal government to ensure everyone pays their fair share of taxes.

As it has done for a number of years, Ontario is again calling on the federal government to release its proposed national strategy to address the underground economy. A national strategy would serve as a foundation for sustained action and enable a more coordinated approach with the Province to address behaviours that Ontarians believe are unfair, unsafe and unacceptable.

The Province will also continue to review its tax collection arrangements with the federal government on a regular basis to ensure that quality services are provided to Ontarians and that optimal revenues are realized through tax administration and compliance activities.

Chapter V

A Fair and Efficient
Tax System

Income Tax Changes for People

Personal Income Tax Rates

The 2014 Ontario Budget announced Personal Income Tax changes, beginning in 2014. The taxable income threshold for the 13.16 per cent tax rate was lowered from $514,090 to $220,000, and a new tax rate of 12.16 per cent was introduced on taxable income between $150,000 and $220,000. Amendments to the Taxation Act, 2007, received Royal Assent on July 24, 2014. Employers and pension administrators began adjusting withholdings in September 2014 to incorporate the new rate and income thresholds.

Dividend Tax Credits

The Province announced measures in the 2013 Ontario Economic Outlook and Fiscal Review to change the calculation of the Ontario surtax with respect to dividend tax credits, and to set the dividend tax credit rates for non-eligible dividends and eligible dividends at 4.5 per cent and 10 per cent, respectively, beginning in 2014. Legislative amendments received Royal Assent on July 24, 2014. These changes ensure that Ontario’s dividend tax credits have the same value for all taxpayers, regardless of their incomes.

Tax Changes for Business

Review of the Ontario Interactive Digital Media Tax Credit

The interactive digital media industry plays an important role in building a highly skilled workforce and innovative business climate in Ontario. In recent years, as a result of rapid growth in the interactive digital media sector, tax support for the sector through the Ontario Interactive Digital Media Tax Credit (OIDMTC) has grown at an unsustainable rate. In 2003–04, the OIDMTC provided over $1 million in support, while in 2014–15 claims are estimated to be over $61 million, which represents average annual growth of 42 per cent.

As interactive digital media products become increasingly mainstream, the broad eligibility of the OIDMTC limits the ability of the credit to target innovative products.

To better meet the needs of this growing and evolving industry, the Province will review the scope and parameters of this credit.

Gaming industry products represent one type of activity this credit is intended to support. Ontario’s gaming industry is an important part of Ontario’s interactive digital media sector, contributing $134 million in annual gross expenditures and employing over 1,850 Ontarians.1

Ontario’s Gaming Industry — A Success Story

Ontario is one of the leading centres of independent gaming in the world. The success of a home-grown company, Capybara Games, highlights the level of innovation and excellence in Ontario’s independent gaming sector. The company’s mega-hit game, Superbrothers: Sword and Sworcery EP, has sold over 1.5 million copies, picked up critical awards and accolades, was featured on the Time.com Top 10 of Everything list for 2011 and was one of only five “landmark” video games selected by Apple to celebrate five years of their App Store. The company continues to grow, branching out to new mobile platforms and new console games. This growth creates new demand for highly skilled creative and technical talent and results in direct economic benefits for Ontario.

1	Entertainment Software Association of Canada, “Canada’s Video Game Industry in 2013,” p. 28.

The government is continuing to review all of Ontario’s business tax credits to ensure that they are effective, efficient and achieving clear outcomes.

Tax on Aviation Fuel — Relief for Vulnerable Communities

The 2014 Ontario Budget announced an increase in the tax rate on aviation fuel by one cent per litre each year for four years, beginning in 2014. The revenue generated by this change is supporting public transit, transportation infrastructure and other priority projects across the province.

The Budget also announced that the government would provide relief to vulnerable communities, especially those in remote and northern areas. The Ministry of Transportation is working with the Ministry of Finance to develop a program. Specific details will be provided at a later date.

Registration Requirements for Certain Road-Building Machines

The 2014 Ontario Budget announced that the Province will propose amendments to the Highway Traffic Act to modernize, by 2016, the treatment of unregistered road-building machines that use public roads and highways. These vehicles are currently exempt from Ontario fuel tax and many of the safety requirements tied to vehicle licensing.

The Ministry of Transportation is working with the Ministry of Finance to review the registration and licensing requirements of these vehicles. In addition to expected benefits with respect to road safety, the 2014 Ontario Budget estimated that the new registration requirements for certain road-building machines would result in an annual increase in fuel tax revenue of up to $25 million beginning in 2016–17. The revenue generated by this change would support public transit, transportation infrastructure and other priority areas across the province.

Small Business Deduction

Effective May 1, 2014, the small business deduction (SBD) was phased out for Canadian-controlled private corporations (CCPCs) operating in Ontario with over $10 million in taxable capital employed in Canada, and eliminated for CCPCs with taxable capital over $15 million. Ontario is now in line with every other province, and the federal government, to ensure that only small CCPCs qualify for the SBD. The revenue generated by this change is supporting public transit, transportation infrastructure and other priority projects across the province.

Other Measures

Enhanced Administration of the Estate Administration Tax

In 2011, the government amended the Estate Administration Tax Act, 1998, to enhance compliance by integrating the administration of the tax with the audit and verification functions at the Ministry of Finance. To ensure the effectiveness of this new administration, everyone who applies for a certificate of appointment of estate trustee after December 31, 2014, will be required, no more than 30 days after the certificate is issued, to submit an estate information return to the Ministry of Finance. Completed returns will have to contain an inventory of estate assets. The Ministry of Finance will make return forms, and an accompanying guide, available before January 1, 2015.

Tax Credit for Farmers Who Donate to Community Food Programs

The final regulation to complete the implementation of the community food program donation tax credit for farmers became effective on September 29, 2014. The credit will encourage farmers to donate agricultural products to community food organizations, including food banks. This will help increase the availability of fresh agricultural products for individuals who rely on these organizations to get the food they need.

Provincial Land Tax

The government is moving ahead with its commitment to review the Provincial Land Tax (PLT), the property tax applied in the unincorporated areas of northern Ontario that are outside municipal boundaries.

To support the review, the Ministry of Finance held 21 consultation sessions across northern Ontario with representatives of local boards from unincorporated areas. A PLT working group of northern municipal representatives has also been established to provide input. Consultations with northern stakeholders will continue, and their concerns will be addressed in a fair and balanced way.

The government is committed to bringing forward proposals that can be implemented beginning in 2015, based on the results of the review. The intent of the proposals will be to increase fairness among northern property taxpayers and ensure that any changes are introduced in a manageable way.

Power Dam Special Payment

The 2014 Ontario Budget announced a plan to phase down the municipal Power Dam Special Payment Program to $14.3 million by 2017, ensuring that more than 75 per cent of the current funding level is maintained.

The Province committed to work with municipalities to explore ways to implement the phase-down, beginning in 2015, in a manner that is fair and manageable. To support these consultations, a working group has been formed with a representative group of municipalities. These consultations will also explore the option of reintroducing property taxation for power dams.

Evaluating the property tax option requires careful consideration and complex analysis. This work is already underway, along with plans to consult with municipalities and electricity sector representatives.

The Province recognizes that it may not be possible to complete the property tax aspect of this project in advance of the 2015 municipal budget year. Therefore, the planned reduction to the Power Dam Special Payment Program for 2015 will be deferred while this work is underway.

Implementation of the Special Purpose Business Property Assessment Review Recommendations

The Province is implementing improvements to Ontario’s property assessment system recommended in the report on the Special Purpose Business Property Assessment Review (SPBPAR) in time for the 2016 province-wide reassessment in consultation with taxpayers, municipalities and professional organizations.

A key SPBPAR recommendation is the implementation of advance disclosure, which will enable business taxpayers and impacted municipalities to contribute to the assessment process in advance of roll return. The Municipal Property Assessment Corporation will introduce the advance disclosure process for special purpose business properties beginning in 2015 and has already initiated discussions on the underlying assessment methodologies.

Work is also underway across the assessment system on enhancements related to accountability, data integrity and assessment appeals, and on the implementation of property-specific assessment recommendations in the SPBPAR report.

Chapter VI

Borrowing and
Debt Management

Long-Term Public Borrowing and Green Bonds

The forecast long-term public borrowing requirement for 2014–15 remains at $35.0 billion, as forecast in the 2014 Budget. To date in 2014–15, $24.7 billion, or 71 per cent, of this year’s long-term public borrowing requirement has been completed. This figure includes Ontario Savings Bond sales of $553 million and a $500 million Green Bond issue.

The weighted-average term to maturity of long-term provincial debt issued so far in 2014–15 is 13.4 years, compared to 13.6 years for 2013–14 and 12.4 years for 2012–13. The term of debt may be extended or shortened depending on the future direction of interest rates and the term preference of investors.

In the 2013 Ontario Economic Outlook and Fiscal Review, the Minister of Finance announced that Ontario intended to be the first province in Canada to issue Green Bonds.

On October 2, 2014, Ontario successfully launched a Green Bond program, with an inaugural global Canadian dollar bond of $500 million. There was strong demand for Ontario’s first Green Bond issue, with orders approaching $2.4 billion. Green investors in Canada as well as in the United States, Europe and Asia participated in the deal, bringing new international buyers to the Canadian dollar market.

As the first Canadian province to issue Green Bonds, Ontario is leading the way to establish and develop a Canadian dollar Green Bond market with investor participation from around the world.

Green Bonds will be an important tool to help Ontario finance transit and other environmentally friendly projects across the province. The Eglinton Crosstown Light Rail Transit (LRT) was selected as the first green project to be funded through Ontario’s inaugural Green Bond issue.

Ontario has issued $18.3 billion in long-term debt, or 74 per cent of total borrowing completed this fiscal year, in Canadian dollars. The Province expects to end the year with at least 70 per cent of its borrowing in Canadian dollars, as set out in the 2014 Budget. Canadian dollar borrowing has been completed through:

†	syndicated issues;
†	floating rate notes;
†	Ontario Savings Bonds; and
†	a Green Bond issue.

About $6.5 billion, or 26 per cent, of borrowing has been completed in foreign currencies. The U.S. dollar market has remained an important source of funding for Ontario this year, with $3.3 billion issued in U.S. dollars. The remaining foreign currency borrowing was completed in euros and Australian dollars. This is the first time the Province has issued in these markets since 2010 and 2011, respectively.

TABLE 6.1 2014–15 Borrowing Plan ($ Billions)
	Budget Plan	Current Outlook	In-Year Change
Deficit/(Surplus)	12.5	12.5	0.0
Investment in Capital Assets	10.2	10.2	–
Non-Cash Adjustments	(4.5)	(4.2)	0.3
Loans to Infrastructure Ontario	1.8	1.8	–
Other Net Loans/Investments	(0.5)	(0.4)	0.0
Debt Maturities	21.7	21.7	0.0
Debt Redemptions	0.3	0.2	(0.1)
Total Funding Requirement	41.5	41.8	0.3
Canada Pension Plan Borrowing	–	–	–
Decrease/(Increase) in Short-Term Borrowing	(2.4)	(2.4)	–
Increase/(Decrease) in Cash and Cash Equivalents	(1.4)	(1.7)	(0.3)
Preborrowing	(2.6)	(2.6)	–
Total Long-Term Public Borrowing Requirement	35.0	35.0	(0.0)
Note: Numbers may not add due to rounding.

Long-term public borrowing in 2014–15 will remain at $35.0 billion as forecast in the 2014 Budget.

The interest on debt (IOD) expense for 2014–15 is forecast at $10,794 million, $216 million lower than forecast in the 2014 Budget, primarily as a result of lower-than-forecast interest rates and a one-time gain from the sale of asset-backed commercial paper (ABCP) that was written down in prior fiscal years.

The credit ratings of debt issued in the capital markets affect the cost of borrowing. The government will continue to manage program spending growth responsibly to support the reduction in Ontario’s net debt-to-GDP ratio to the pre-recession level of 27 per cent. This will help keep IOD at a manageable level and protect future generations from rising interest costs, which could otherwise crowd out spending on government priorities.

TABLE 6.2 Medium-Term Borrowing Outlook ($ Billions)
	2014–15	2015–16	2016–17
Deficit/(Surplus)	12.5	8.9	5.3
Investment in Capital Assets	10.2	10.3	10.2
Non-Cash Adjustments	(4.2)	(4.9)	(5.1)
Loans to Infrastructure Ontario	1.8	1.4	0.8
Other Net Loans/Investments	(0.4)	1.1	0.2
Debt Maturities	21.7	20.5	21.2
Debt Redemptions	0.2	0.2	0.2
Total Funding Requirement	41.8	37.5	32.8
Canada Pension Plan Borrowing	–	(0.0)	(0.1)
Decrease/(Increase) in Short-Term Borrowing	(2.4)	–	–
Increase/(Decrease) in Cash and Cash Equivalents	(1.7)	–	–
Preborrowing	(2.6)	–	–
Total Long-Term Public Borrowing	35.0	37.4	32.7
Note: Numbers may not add due to rounding.

The total long-term public borrowing requirement over the 2014–17 period has been reduced by $0.3 billion compared to the 2014 Budget.

Debt and Net Debt-to-GDP

Total debt, which represents all borrowing without offsetting financial assets, is projected to be $310.5 billion as at March 31, 2015, compared to $295.8 billion as at March 31, 2014.

Ontario’s net debt is the difference between total liabilities and total financial assets. It is projected to be $287.3 billion as at March 31, 2015, $2.0 billion lower than forecast in the 2014 Budget. Net debt was $267.2 billion as at March 31, 2014. Accumulated deficit is projected to be $189.1 billion as at March 31, 2015, compared to $189.8 billion forecast in the 2014 Budget. The projected difference of $98.1 billion between net debt and accumulated deficit is due to net investments in capital assets.

The Province’s net debt-to-GDP ratio is expected to peak in 2015–16 at 40.4 per cent, compared to the forecast peak of 40.8 per cent in the 2014 Budget, 40.4 per cent in the 2013 Budget and 41.3 per cent in the 2012 Budget.

Residual Stranded Debt Update

The 2014 annual financial statements of the Ontario Electricity Financial Corporation (OEFC) showed revenue over expense of $1.5 billion, reducing the OEFC’s unfunded liability (or “stranded debt of the electricity sector”) from $11.3 billion as at March 31, 2013, to $9.8 billion as at March 31, 2014.

In accordance with Ontario Regulation 89/12, the Minister of Finance has determined the residual stranded debt to be $2.6 billion as at March 31, 2014. This is a decrease of $1.3 billion compared to residual stranded debt of $3.9 billion as at March 31, 2013, and a decrease of $9.3 billion from an estimated peak of residual stranded debt of $11.9 billion as at March 31, 2004.

The residual stranded debt determination as at March 31, 2014, is based on a stranded debt amount of $9.8 billion, reduced by the estimated present value of future dedicated revenues to OEFC of $7.2 billion. This results in the calculated $2.6 billion of residual stranded debt as at March 31, 2014.

The Auditor General audits OEFC’s annual financial statements and has provided an unqualified opinion every year since the initial 1999–2000 financial statements.

As confirmed in the Auditor General’s 2011 Annual Report, the Debt Retirement Charge (DRC) is used exclusively by OEFC to meet its mandate, as provided for under the Electricity Act, 1998, which includes servicing and retiring its debt and other liabilities.

The Auditor General’s 2012 and 2013 Annual Reports also noted that the Auditor was pleased to see an increased level of transparency with respect to public reporting on the residual stranded debt.

The Electricity Act, 1998, allows for the DRC to be paid until the residual stranded debt is retired. The government is moving forward with removing the DRC cost from residential users’ electricity bills after December 31, 2015, once the Ontario Clean Energy Benefit ends. This will save a typical residential ratepayer about $70 per year. The DRC is to remain on all other electricity users’ bills until the residual stranded debt is retired — it is estimated this will occur by the end of 2018, consistent with the estimate in the 2014 Budget.

The estimated timing for residual stranded debt retirement is subject to uncertainty in forecasting future OEFC results and dedicated revenues to OEFC, which depend on the financial performance of Ontario Power Generation, Hydro One and municipal electricity utilities, as well as other factors such as interest rates and electricity consumption.

Total Debt Composition

Total debt is composed of bonds issued in the public capital markets, non-public debt, treasury bills and U.S. commercial paper.

Public debt, as at September 30, 2014, totalled $291.9 billion, primarily consisting of bonds issued in the domestic and international public markets in 10 currencies. Ontario also has $12.5 billion outstanding in non-public debt issued in Canadian dollars. Non-public debt consists of debt instruments issued mainly to the Canada Pension Plan Investment Board. This debt is not marketable and cannot be traded.

Canadian dollar issuance accounts for 77 per cent of Ontario’s total debt composition. While foreign currency issuance accounts for 23 per cent, foreign exchange exposure was only 0.3 per cent as at September 30, 2014.

Cost of Debt

The effective interest rate (on a weighted-average basis) on total debt was 3.9 per cent as at September 30, 2014, unchanged from March 31, 2014.

Risk Exposure

The Province limits itself to a maximum net interest rate resetting exposure of 35 per cent of debt issued for Provincial purposes and a maximum foreign exchange exposure of five per cent of debt issued for Provincial purposes. As at September 30, 2014, the net interest rate resetting exposure was 11.8 per cent and foreign exchange exposure was 0.3 per cent.

Chapter VII

Pre-Budget
Consultations

How to Participate in the 2015 Pre-Budget Consultations

Last year, the government had its most successful consultations to date, reaching over 300,000 Ontarians.

This year, once again the Minister of Finance will be hosting pre-budget consultations with individuals and organizations as part of the Ontario government’s ongoing dialogue with the citizens of Ontario.

Through the use of modern technology, including virtual town halls, the Minister of Finance will continue to reach a broader audience in communities throughout the province.

Ontarians can submit their ideas online, or send a letter or submission. In particular, the Minister of Finance wants to hear Ontarians’ views regarding what more the government can do to create jobs and grow the economy, while eliminating the deficit.

Below is information on how you can share your views and ideas for the upcoming 2015 Budget.

Online Submissions

Individuals can also submit ideas for the 2015 Budget by completing a form on the Ministry of Finance website at www.fin.gov.on.ca. Click on the “Pre-Budget Consultations” item in the Ontario’s Fiscal Cycle menu.

Written Submissions

Individuals and organizations can mail, email or fax submissions directly to the Minister of Finance.

Mailing Address

The Honourable Charles Sousa
Minister of Finance
c/o Budget Secretariat
Frost Building North, 3rd Floor
95 Grosvenor Street
Toronto, ON  M7A 1Z1

Email Address

submissions@ontario.ca

Fax

416-325-0969